Key metrics
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	5,776	6,190	5,387	(7)	7
Provision for credit losses	568	146	81	289	–
Total operating expenses	4,007	4,830	4,244	(17)	(6)
Income before taxes	1,201	1,214	1,062	(1)	13
Net income attributable to shareholders	1,314	852	749	54	75
Cost/income ratio (%)	69.4	78.0	78.8	–	–
Effective tax rate (%)	(9.2)	29.7	29.5	–	–
Basic earnings per share (CHF)	0.53	0.34	0.29	56	83
Diluted earnings per share (CHF)	0.52	0.33	0.29	58	79
Return on equity (%)	11.7	7.6	6.9	–	–
Return on tangible equity (%)	13.1	8.6	7.8	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,370.5	1,507.2	1,427.0	(9.1)	(4.0)
Net new assets	5.8	9.9	34.6	(41.4)	(83.2)
Balance sheet statistics (CHF million)
Total assets	832,166	787,295	793,636	6	5
Net loans	302,674	296,779	292,970	2	3
Total shareholders' equity	48,675	43,644	43,825	12	11
Tangible shareholders' equity	43,792	38,690	38,794	13	13
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.1	12.7	12.6	–	–
CET1 leverage ratio	4.2	4.0	4.1	–	–
Tier 1 leverage ratio	5.8	5.5	5.2	–	–
Share information
Shares outstanding (million)	2,399.0	2,436.2	2,507.8	(2)	(4)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0
of which treasury shares	(157.0)	(119.8)	(48.2)	31	226
Book value per share (CHF)	20.29	17.91	17.48	13	16
Tangible book value per share (CHF)	18.25	15.88	15.47	15	18
Market capitalization (CHF million)	19,582	32,451	29,415	(40)	(33)
Number of employees (full-time equivalents)
Number of employees	48,500	47,860	46,200	1	5
See relevant tables for additional information on these metrics.
2

Credit Suisse
In 1Q20, we recorded net income attributable to shareholders of CHF 1,314 million. Return on equity and return on tangible equity were 11.7% and 13.1%, respectively. As of the end of 1Q20, our CET1 ratio was 12.1%.
Results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,534	1,702	1,532	(10)	0
Commissions and fees	2,927	2,865	2,612	2	12
Trading revenues [1]	927	568	840	63	10
Other revenues	388	1,055	403	(63)	(4)
Net revenues	5,776	6,190	5,387	(7)	7
Provision for credit losses	568	146	81	289	–
Compensation and benefits	2,316	2,590	2,518	(11)	(8)
General and administrative expenses	1,346	1,916	1,413	(30)	(5)
Commission expenses	345	324	313	6	10
Total other operating expenses	1,691	2,240	1,726	(25)	(2)
Total operating expenses	4,007	4,830	4,244	(17)	(6)
Income before taxes	1,201	1,214	1,062	(1)	13
Income tax expense/(benefit)	(110)	361	313	–	–
Net income	1,311	853	749	54	75
Net income/(loss) attributable to noncontrolling interests	(3)	1	0	–	–
Net income attributable to shareholders	1,314	852	749	54	75
Statement of operations metrics (%)
Return on regulatory capital	10.8	10.6	9.5	–	–
Cost/income ratio	69.4	78.0	78.8	–	–
Effective tax rate	(9.2)	29.7	29.5	–	–
Earnings per share (CHF)
Basic earnings per share	0.53	0.34	0.29	56	83
Diluted earnings per share	0.52	0.33	0.29	58	79
Return on equity (%, annualized)
Return on equity	11.7	7.6	6.9	–	–
Return on tangible equity [2]	13.1	8.6	7.8	–	–
Book value per share (CHF)
Book value per share	20.29	17.91	17.48	13	16
Tangible book value per share [2]	18.25	15.88	15.47	15	18
Balance sheet statistics (CHF million)
Total assets	832,166	787,295	793,636	6	5
Risk-weighted assets	300,580	290,463	290,098	3	4
Leverage exposure	869,706	909,994	901,814	(4)	(4)
Number of employees (full-time equivalents)
Number of employees	48,500	47,860	46,200	1	5
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
1Q20 results
In 1Q20, Credit Suisse reported net income attributable to shareholders of CHF 1,314 million compared to CHF 749 million in 1Q19 and CHF 852 million in 4Q19. In 1Q20, Credit Suisse reported income before taxes of CHF 1,201 million, compared to CHF 1,062 million in 1Q19 and CHF 1,214 million in 4Q19. 1Q20 included a gain of CHF 268 million related to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform (as described below).
The COVID-19 outbreak had an impact on our results in 1Q20, and we are closely monitoring the spread of the pandemic and the effects on our operations and business.
Results details
Net revenues
In 1Q20, we reported net revenues of CHF 5,776 million, which increased 7% compared to 1Q19, primarily reflecting higher net revenues in Asia Pacific, Swiss Universal Bank and Global Markets, partially offset by lower net revenues in Investment Banking & Capital Markets. The increase in Asia Pacific was mainly driven by significantly higher revenues in its Markets businesses across all major revenue categories and higher Private Banking revenues, partially offset by significantly lower revenues in its advisory, underwriting and financing business mainly due to unrealized mark-to-market losses on its fair-valued lending portfolio. The increase in Swiss Universal Bank was driven by higher transaction-based revenues, slightly higher net interest income and higher recurring commissions and fees. The increase in Global Markets was primarily driven by increased fixed income and equity sales and trading activity due to high levels of volatility, widened credit spreads, record low interest rates and significant equity market price moves as the COVID-19 outbreak spread. The decrease in Investment Banking & Capital Markets was driven by unrealized mark-to-market losses in its leveraged finance underwriting portfolio and net losses on hedges for its uncollateralized corporate derivatives exposure. Revenues in International Wealth Management included a gain of CHF 218 million related to the completed transfer of the InvestLab fund platform.
1Q20 included negative net revenues of CHF 73 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 4Q19, net revenues decreased 7%, primarily reflecting lower net revenues in Swiss Universal Bank, Investment Banking & Capital Markets and International Wealth Management, partially offset by higher net revenues in Global Markets. The decrease in Swiss Universal Bank mainly reflected lower other revenues, partially offset by higher transaction-based revenues. The decrease in Investment Banking & Capital Markets was driven by lower revenues from debt underwriting, advisory and other fees and equity underwriting. The decrease in International Wealth Management was driven by lower other revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher transaction- and performance-based revenues. The increase in Global Markets was driven by significantly higher fixed income and equity sales and trading revenues due to higher volatility as well as a seasonal increase in client activity, partially offset by the increased losses in other revenues.
Provision for credit losses
In 1Q20, provision for credit losses was CHF 568 million, primarily driven by negative developments in our corporate lending portfolio, including increased drawdowns on loan commitments and the impact from the expected deterioration of macro-economic factors across multiple industries under the new current expected credit loss (CECL) methodology. We recorded provisions for credit losses of CHF 155 million in Investment Banking & Capital Markets, CHF 150 million in Global Markets, CHF 124 million in Swiss Universal Bank, CHF 97 million in Asia Pacific and CHF 39 million in International Wealth Management.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Net revenues	1,509	1,502	1,025	1,630	183	(73)	5,776
Provision for credit losses	124	39	97	150	155	3	568
Compensation and benefits	495	590	398	600	292	(59)	2,316
Total other operating expenses	301	336	278	550	114	112	1,691
of which general and administrative expenses	245	277	210	416	110	88	1,346
Total operating expenses	796	926	676	1,150	406	53	4,007
Income/(loss) before taxes	589	537	252	330	(378)	(129)	1,201
Return on regulatory capital (%)	17.7	33.9	17.9	9.6	(43.4)	–	10.8
Cost/income ratio (%)	52.8	61.7	66.0	70.6	221.9	–	69.4
Total assets	237,733	93,262	102,109	241,242	24,466	133,354	832,166
Goodwill	602	1,462	1,459	455	626	0	4,604
Risk-weighted assets	80,293	44,949	38,450	69,104	25,333	42,451	300,580
Leverage exposure	269,324	101,466	110,218	293,239	43,423	52,036	869,706
4Q19 (CHF million)
Net revenues	1,748	1,640	937	1,312	431	122	6,190
Provision for credit losses	43	16	11	31	39	6	146
Compensation and benefits	482	608	410	621	302	167	2,590
Total other operating expenses	337	384	281	612	150	476	2,240
of which general and administrative expenses	283	324	219	488	145	457	1,916
Total operating expenses	819	992	691	1,233	452	643	4,830
Income/(loss) before taxes	886	632	235	48	(60)	(527)	1,214
Return on regulatory capital (%)	26.8	40.1	16.2	1.4	(6.6)	–	10.6
Cost/income ratio (%)	46.9	60.5	73.7	94.0	104.9	–	78.0
Total assets	232,729	93,059	107,660	214,019	17,819	122,009	787,295
Goodwill	607	1,494	1,476	457	629	0	4,663
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	51,369	290,463
Leverage exposure	264,987	100,664	115,442	257,407	42,590	128,904	909,994
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)	5,387
Provision for credit losses	29	10	17	11	8	6	81
Compensation and benefits	475	578	388	636	311	130	2,518
Total other operating expenses	325	306	266	543	130	156	1,726
of which general and administrative expenses	270	252	209	415	127	140	1,413
Total operating expenses	800	884	654	1,179	441	286	4,244
Income/(loss) before taxes	550	523	183	282	(93)	(383)	1,062
Return on regulatory capital (%)	17.1	35.4	13.5	8.9	(10.6)	–	9.5
Cost/income ratio (%)	58.0	62.4	76.6	80.1	123.9	–	78.8
Total assets	228,664	93,968	105,868	227,482	17,494	120,160	793,636
Goodwill	619	1,560	1,518	467	643	0	4,807
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	50,053	290,098
Leverage exposure	259,380	100,552	110,684	259,420	42,161	129,617	901,814

Total operating expenses
Compared to 1Q19, total operating expenses of CHF 4,007 million decreased 6%, primarily reflecting an 8% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation, and a 5% decrease in general and administrative expenses, mainly driven by lower expenses related to real estate disposals and lower professional services fees.
Compared to 4Q19, total operating expenses decreased 17%, primarily reflecting a 30% decrease in general and administrative expenses, mainly due to lower litigation provisions, professional services fees and expenses related to real estate disposals, and an 11% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation. Litigation provisions in 4Q19 were mainly in connection with mortgage-related matters recorded in the Corporate Center.
Income tax
In 1Q20, the income tax benefit of CHF 110 million mainly reflected the impact of the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF 180 million, the impact of previously unrecognized tax benefits of CHF 157 million relating to the resolution of interest cost deductibility with and between international tax authorities. Additionally, a change in US tax rules relating to federal net operating losses (NOLs), where federal NOLs generated in tax years 2018, 2019 or 2020 can be carried back for five years instead of no carry back before, and, also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50%. These two rule changes resulted in a benefit of CHF 141 million. The impact of these one-time benefits offset the negative impact of the geographical mix of results, non-deductible funding costs and other tax adjustments of a recurring nature. The Credit Suisse effective tax rate was (9.2)% in 1Q20 compared to 29.7% in 4Q19. Overall, net deferred tax assets decreased CHF 696 million to CHF 3,180 million during 1Q20, primarily driven by the tax impact related to the fair value movement, i.e., a credit spread widening on our fair valued option elected own debt instruments.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial results, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 1Q20.
Regulatory capital
As of the end of 1Q20, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.1% and our risk-weighted assets (RWA) were CHF 300.6 billion.
> Refer to “Additional financial metrics” for further information on regulatory capital.
Other information
COVID-19 and related regulatory measures
The rapid spread of COVID-19 across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures which quickly closed down activity and increased economic disruption globally. World markets were severely negatively impacted, with multiple industries, including energy, industrials, retail and leisure, significantly affected. The containment measures introduced to address the COVID-19 outbreak will almost certainly send the world economy into a recession in at least the first half of 2020. However, major central banks and governments around the world have responded by implementing unprecedented monetary and fiscal policy stimulus measures. The pandemic and the consequences for markets and the global economy, at least in the first half of 2020, is likely to affect the Group’s financial performance, including potentially significant impacts for credit loss estimates, as well as impacts on trading revenues, net interest income and potential goodwill assessments. We are closely monitoring the spread of COVID-19 and the effects on our operations and business.
At the Investor Day on December 11, 2019, we communicated our return on tangible equity (RoTE) ambition of approximately 10% for 2020, or approximately 11% in a constructive market environment, and highlighted additional cost measures to protect our RoTE should markets be more challenging. We also stated our aim to achieve an RoTE of above 12% in the medium term. The extent to which COVID-19 impacts our business, including with respect to our financial goals and related expectations and ambitions remains highly uncertain. While we continue to hope to achieve our goals in the medium term as the economy recovers from the impact of the measures taken in response to the COVID-19 pandemic, the impact on our RoTE goal for 2020 cannot be predicted at this time.
The Swiss government, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
In March 2020, the Swiss Federal Council enacted an emergency ordinance on the granting of loans with joint and several guarantees provided by the Swiss Confederation. Thereunder, Swiss companies affected by the COVID-19 pandemic can apply to their banks for bridge credit facilities amounting to a maximum of 10% of their annual revenues and up to a maximum of CHF 20 million. Loans granted under this ordinance of up to CHF 500,000 are fully secured by the Swiss Confederation and no interest will be due on these loans. Loans that exceed CHF 500,000 will be secured by the Swiss Confederation up to 85% of the aggregate amount of the loan with the lending bank remaining subject to the credit risk on the remaining 15%. The interest rate on loans exceeding CHF 500,000 is currently 0.5% on the portion of the loan secured by the Swiss Confederation. Swiss companies with revenues of more than CHF 500 million are not covered by this program. For loans granted to companies under this program the Swiss National Bank has implemented refinancing facilities. Credit Suisse has been significantly involved in this program from its inception.
In March 2020, FINMA announced the temporary exclusion of central bank reserves from leverage ratio calculations. This temporary measure took immediate effect and will continue to apply until July 1, 2020. The exclusion applies to deposits with all central banks globally, and thus not only to deposits held with the Swiss National Bank. For banks whose shareholders approved dividends or other similar distributions relating to 2019 after March 25, 2020, or who plan to seek such shareholder approval, the capital relief relating to the leverage ratio will be reduced. Accordingly, the capital relief applicable to Credit Suisse in 1Q20 is adjusted to account for the planned dividend payments in 2Q20 and 4Q20.
In March 2020, the Swiss Federal Council approved the proposal of the Swiss National Bank to deactivate the Swiss countercyclical capital buffer. The Swiss Federal Council to date has never activated the BIS countercyclical buffer, but instead required banks to hold CET1 capital equal to 2% of RWA pertaining to mortgage loans that finance residential property in Switzerland. This Swiss countercyclical capital buffer has served to strengthen banking sector resilience in the event of over-heating in the domestic mortgage and real estate markets. Given the current circumstances, in an effort to provide banks with greater flexibility to provide loans designed to address the economic impact of the COVID-19 pandemic, the Federal Council has decided to deactivate the Swiss countercyclical capital buffer requirement as of March 27, 2020 until further notice.
In March 2020, the Group of Central Bank Governors and Heads of Supervision announced changes to the implementation timeline of the outstanding Basel III standards. The implementation date of the Basel III standards finalized in December 2017 has been deferred by one year to January 2023. The accompanying transitional arrangements for the output floor have also been extended by one year to January 2028. The implementation date of the revised market risk framework finalized in January 2019 has been deferred by one year to January 2023. These measures have been taken to provide additional management capacity for banks and supervisors to respond to the COVID-19 outbreak.
As a result of the abrupt increase in market volatility due to the COVID-19 pandemic, financial institutions that apply the model approach to market risk are recording an increased number of backtesting exceptions. Such an exception occurs if the loss incurred on a single day is greater than the loss indicated by the model. Backtesting exceptions exceeding a certain number in a rolling 12-month period lead to an immediate increase of the minimum capital requirements for market risk. FINMA announced in April 2020 that it believed most recent exceptions experienced by regulated institutions were not due to shortcomings of the model, but due to the increase in volatility related to the COVID-19 pandemic. To mitigate this volatility-related pro-cyclicality, FINMA announced a temporary exemption, freezing the number of backtesting exceptions, and as a result the impact on minimum capital requirements due to the capital multiplier, at the level of February 1, 2020. This exemption is intended to remain in place at least up until July 1, 2020. Within one month of new exceptions occurring, banks must submit an analysis of their causes and FINMA reserves the right to demand new exceptions be considered in the bank-specific multiplier in exceptional cases.
Effective January 1, 2020, certain Basel III revisions to the capital requirements for credit risk became effective. The revisions relate to a new standardized approach for counterparty credit risk (SA-CCR) for derivatives, equity investments in funds and central counterparty default fund contributions. In response to the COVID-19 pandemic, FINMA has advised us that we may phase in CHF 12 billion of risk-weighted-assets inflation that arises from these new capital requirements equally throughout 2020 rather than immediately in 1Q20.
Share purchases
As announced at the 2019 Investor Day on December 11, 2019, the Board of Directors approved a share buyback program for 2020 of up to CHF 1.5 billion. Prior to the spread of COVID-19, we had expected to buy back at least CHF 1.0 billion of shares in 2020, subject to market and economic conditions. We commenced the 2020 share buyback program on January 6, 2020 and in 1Q20, repurchased 28.5 million shares for a total of CHF 325 million.
In light of the recent market volatility and the likely impact of COVID-19 on economic activity over the near term, the buyback program has been suspended, and we expect it will remain on hold until at least 3Q20 to allow us to reassess the situation when there is greater certainty over the market, financial and economic outlook.
Revised dividend proposal
On March 25, 2020, we published an invitation to our shareholders for the 2020 AGM that included a proposal from the Board of Directors of a cash dividend of CHF 0.2776 per share for the financial year 2019.
In light of the COVID-19 pandemic and in response to a request by FINMA, the Board of Directors announced on April 9, 2020 that the Board of Directors has made a revised dividend proposal to our shareholders at the 2020 AGM. Instead of a total dividend of CHF 0.2776 per share, the Board of Directors now proposes a cash distribution of CHF 0.1388 per share, with 50% of the distribution paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals, and 50% paid out of retained earnings, net of 35% Swiss withholding tax. In the autumn of 2020, the Board of Directors intends to propose a second cash distribution of CHF 0.1388 per share, which would be presented for approval by our shareholders at an Extraordinary General Meeting at that time, subject to market and economic conditions.

While the Board of Directors remains of the opinion that our financial strength would have continued to support the original dividend proposal made to our shareholders, we believe that this response to FINMA’s request, in alignment with similar decisions made by our peers, is a prudent and responsible step to preserving capital in the face of the challenges posed by the COVID-19 pandemic and will allow for a fuller evaluation of the extent of the economic impact of this crisis later in the year. Subject to confirmation following this assessment and the subsequent approval by our shareholders, the resulting aggregate dividend in 2020 would be in line with our intention to increase the dividend by at least 5% per annum.
Credit Suisse InvestLab AG
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, we successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, Credit Suisse has become an 18% shareholder in the combined business and will be represented on the board of directors.
Net revenues in 1Q20 included CHF 268 million from this second closing, reflected in the International Wealth Management, Swiss Universal Bank and Asia Pacific divisions.
Credit Suisse Founder Securities Limited
On April 17, 2020, we announced that we have received approval from the China Securities Regulatory Commission to increase our shareholding in our securities joint venture, Credit Suisse Founder Securities Limited, to 51% from the current 33.3% by way of a capital injection and related procedures.
Goodwill
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 1Q20 that a goodwill triggering event occurred for the Investment Banking & Capital Markets reporting unit.
Based on its goodwill impairment analysis performed as of March 31, 2020, the Group concluded that there was no impairment necessary for the Investment Banking & Capital Markets reporting unit. The valuation considered three separate financial planning scenarios, representing different market recovery profiles. The reporting unit’s estimated fair value exceeded its carrying value by 5% in the scenarios deemed by the Group to be the most likely. The goodwill allocated to this reporting unit has become more sensitive to an impairment as the valuation is highly correlated with client trading and investing activity, and if the reporting unit’s operating environment does not return to a more normalized status in the near or foreseeable future there is a significant risk of a future impairment.
The Group determined that the market approach valuation method would not provide a reliable fair value estimate as a result of the significant market volatility due to the COVID-19 pandemic and, therefore, in estimating the 1Q20 fair value of the Investment Banking & Capital Markets reporting unit, the Group only applied the income approach, although implied market multiples based on the income approach were analyzed to support the valuation. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the scenarios of the Group’s financial plan.
Accounting developments
The Group adopted Financial Accounting Standards Board Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) and its subsequent amendments on January 1, 2020, incorporating forward-looking information and macro-economic factors into its credit loss estimates. The modified retrospective approach was applied in adopting ASU 2016-13, which resulted in a decrease in retained earnings of less than CHF 0.2 billion, with no significant impact on regulatory capital.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group completed its three-year restructuring plan outlined in 2015 at the end of 2018. Any subsequent expenses incurred such as severance payments or charges in relation to the termination of real estate contracts initiated after 2018 are recorded as ordinary compensation or other expenses in our reported results and are no longer excluded from adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Net revenues	1,509	1,502	1,025	1,630	183	(73)	5,776
Provision for credit losses	124	39	97	150	155	3	568
Total operating expenses	796	926	676	1,150	406	53	4,007
Major litigation provisions	(1)	0	0	0	0	(17)	(18)
Expenses related to real estate disposals	0	1	0	2	2	0	5
Total operating expenses adjusted	795	927	676	1,152	408	36	3,994
Income/(loss) before taxes	589	537	252	330	(378)	(129)	1,201
Total adjustments	1	(1)	0	(2)	(2)	17	13
Adjusted income/(loss) before taxes	590	536	252	328	(380)	(112)	1,214
Adjusted return on regulatory capital (%)	17.7	33.8	17.9	9.6	(43.7)	–	10.9
4Q19 (CHF million)
Net revenues	1,748	1,640	937	1,312	431	122	6,190
Real estate gains	(106)	(32)	0	(7)	0	(1)	(146)
Losses on business sales	0	0	0	0	0	2	2
Net revenues adjusted	1,642	1,608	937	1,305	431	123	6,046
Provision for credit losses	43	16	11	31	39	6	146
Total operating expenses	819	992	691	1,233	452	643	4,830
Major litigation provisions	0	3	0	0	0	(329)	(326)
Expenses related to real estate disposals	(2)	(9)	0	(28)	(18)	0	(57)
Total operating expenses adjusted	817	986	691	1,205	434	314	4,447
Income/(loss) before taxes	886	632	235	48	(60)	(527)	1,214
Total adjustments	(104)	(26)	0	21	18	330	239
Adjusted income/(loss) before taxes	782	606	235	69	(42)	(197)	1,453
Adjusted return on regulatory capital (%)	23.7	38.4	16.2	2.1	(4.6)	–	12.7
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)	5,387
Real estate gains	(30)	0	0	0	0	0	(30)
Net revenues adjusted	1,349	1,417	854	1,472	356	(91)	5,357
Provision for credit losses	29	10	17	11	8	6	81
Total operating expenses	800	884	654	1,179	441	286	4,244
Major litigation provisions	0	27	0	0	0	(33)	(6)
Expenses related to real estate disposals	(10)	(10)	0	(8)	(7)	0	(35)
Total operating expenses adjusted	790	901	654	1,171	434	253	4,203
Income/(loss) before taxes	550	523	183	282	(93)	(383)	1,062
Total adjustments	(20)	(17)	0	8	7	33	11
Adjusted income/(loss) before taxes	530	506	183	290	(86)	(350)	1,073
Adjusted return on regulatory capital (%)	16.5	34.3	13.5	9.2	(9.9)	–	9.6

Swiss Universal Bank
In 1Q20, we reported income before taxes of CHF 589 million and net revenues of CHF 1,509 million. Income before taxes increased 7% compared to 1Q19 and decreased 34% compared to 4Q19.
Results summary
1Q20 results
In 1Q20, income before taxes of CHF 589 million increased 7% compared to 1Q19. Net revenues of CHF 1,509 million increased 9%, driven by higher transaction-based revenues, slightly higher net interest income and higher recurring commissions and fees. 1Q20 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million in Corporate & Institutional Clients and 1Q19 included gains on the sale of real estate of CHF 30 million in Private Clients, both reflected in other revenues. Provision for credit losses was CHF 124 million compared to CHF 29 million in 1Q19. Total operating expenses of CHF 796 million were stable, with lower general and administrative expenses offset by higher compensation and benefits.
Compared to 4Q19, income before taxes decreased 34%. Net revenues decreased 14%, mainly reflecting lower other revenues, partially offset by higher transaction-based revenues. 4Q19 included the SIX equity investment revaluation gain of CHF 306 million and gains on the sale of real estate of CHF 106 million, both reflected in other revenues. Provision for credit losses was CHF 124 million compared to CHF 43 million in 4Q19. Total operating expenses decreased slightly, driven by lower general and administrative expenses, partially offset by slightly higher compensation and benefits.
The spread of COVID-19 is expected to have negative effects on major economies globally and is likely to affect our business performance, including a potentially significant impact on credit losses, in at least the first half of 2020 and going forward. We have played an active role since inception in implementing the Swiss Federal Council’s emergency ordinance in response to the COVID-19 outbreak on the granting of loans to Swiss companies with applicable joint and several guarantees provided by the Swiss Confederation, and are processing the loan applications in a rapid and efficient manner.
> Refer to “Credit Suisse” for further information.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 80.3 billion, CHF 2.0 billion higher compared to the end of 4Q19, primarily driven by business growth. Leverage exposure of CHF 269.3 billion was CHF 4.3 billion higher compared to the end of 4Q19, mainly driven by business growth.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,509	1,748	1,379	(14)	9
Provision for credit losses	124	43	29	188	328
Compensation and benefits	495	482	475	3	4
General and administrative expenses	245	283	270	(13)	(9)
Commission expenses	56	54	55	4	2
Total other operating expenses	301	337	325	(11)	(7)
Total operating expenses	796	819	800	(3)	(1)
Income before taxes	589	886	550	(34)	7
Statement of operations metrics (%)
Return on regulatory capital	17.7	26.8	17.1	–	–
Cost/income ratio	52.8	46.9	58.0	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,090	12,350	11,980	6	9
Number of relationship managers	1,810	1,790	1,800	1	1

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	798	985	742	(19)	8
Corporate & Institutional Clients	711	763	637	(7)	12
Net revenues	1,509	1,748	1,379	(14)	9
Net revenue detail (CHF million)
Net interest income	738	740	719	0	3
Recurring commissions and fees	374	385	359	(3)	4
Transaction-based revenues	385	227	288	70	34
Other revenues	12	396	13	(97)	(8)
Net revenues	1,509	1,748	1,379	(14)	9
Balance sheet statistics (CHF million)
Total assets	237,733	232,729	228,664	2	4
Net loans	174,160	170,772	169,531	2	3
of which Private Clients	117,000	116,158	114,272	1	2
Risk-weighted assets	80,293	78,342	76,757	2	5
Leverage exposure	269,324	264,987	259,380	2	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	798	985	742	711	763	637	1,509	1,748	1,379
Real estate gains	0	(104)	(30)	0	(2)	0	0	(106)	(30)
Adjusted net revenues	798	881	712	711	761	637	1,509	1,642	1,349
Provision for credit losses	12	11	11	112	32	18	124	43	29
Total operating expenses	475	479	458	321	340	342	796	819	800
Major litigation provisions	0	0	0	(1)	0	0	(1)	0	0
Expenses related to real estate disposals	0	(1)	(7)	0	(1)	(3)	0	(2)	(10)
Adjusted total operating expenses	475	478	451	320	339	339	795	817	790
Income before taxes	311	495	273	278	391	277	589	886	550
Total adjustments	0	(103)	(23)	1	(1)	3	1	(104)	(20)
Adjusted income before taxes	311	392	250	279	390	280	590	782	530
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.7	23.7	16.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Clients
Results details
In 1Q20, income before taxes of CHF 311 million increased 14% compared to 1Q19, driven by higher net revenues, partially offset by higher total operating expenses. Compared to 4Q19, income before taxes decreased 37%, reflecting lower net revenues.
Net revenues
Compared to 1Q19, net revenues of CHF 798 million increased 8%, mainly reflecting higher transaction-based revenues and higher net interest income. 1Q19 included gains on the sale of real estate of CHF 30 million reflected in other revenues. Transaction-based revenues of CHF 155 million increased 53%, driven by higher client activity and higher revenues from International Trading Solutions (ITS). Net interest income of CHF 441 million increased 7%, with higher treasury revenues and stable loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes. Recurring commissions and fees of CHF 204 million increased slightly, driven by higher investment product management fees and higher discretionary mandate management fees.
Compared to 4Q19, net revenues decreased 19%, mainly driven by lower other revenues, partially offset by higher transaction-based revenues. 4Q19 included the SIX equity investment revaluation gain of CHF 149 million and the gains on the sale of real estate of CHF 104 million, both reflected in other revenues. Recurring commissions and fees decreased 4%, driven by lower fees from lending activities and lower wealth structuring solution fees. Net interest income was stable. Transaction-based revenues increased 91%, mainly due to higher client activity and higher revenues from ITS.
Results - Private Clients
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	798	985	742	(19)	8
Provision for credit losses	12	11	11	9	9
Compensation and benefits	290	275	266	5	9
General and administrative expenses	161	178	167	(10)	(4)
Commission expenses	24	26	25	(8)	(4)
Total other operating expenses	185	204	192	(9)	(4)
Total operating expenses	475	479	458	(1)	4
Income before taxes	311	495	273	(37)	14
Statement of operations metrics (%)
Cost/income ratio	59.5	48.6	61.7	–	–
Net revenue detail (CHF million)
Net interest income	441	440	412	0	7
Recurring commissions and fees	204	212	199	(4)	3
Transaction-based revenues	155	81	101	91	53
Other revenues	(2)	252	30	–	–
Net revenues	798	985	742	(19)	8
Margins on assets under management (annualized) (bp)
Gross margin [1]	151	182	143	–	–
Net margin [2]	59	91	53	–	–
Number of relationship managers
Number of relationship managers	1,320	1,280	1,280	3	3
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q20, Private Clients recorded provision for credit losses of CHF 12 million compared to provision for credit losses of CHF 11 million in 1Q19 and CHF 11 million in 4Q19. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 475 million increased 4%, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. Compensation and benefits of CHF 290 million increased 9%, driven by higher pension expenses, higher social security expenses and higher salary expenses. General and administrative expenses of CHF 161 million decreased 4%, driven by lower allocated corporate function costs.
Compared to 4Q19, total operating expenses were stable, with lower general and administrative expenses offset by higher compensation and benefits. General and administrative expenses decreased 10%, mainly reflecting lower professional services fees and lower occupancy expenses. Compensation and benefits increased 5%, mainly reflecting higher allocated corporate function costs, higher pension expenses and increased social security expenses, partially offset by lower discretionary compensation expenses.
Margins
Our gross margin was 151 basis points in 1Q20, an increase of eight basis points compared to 1Q19, primarily reflecting higher transaction-based revenues and higher net interest income, partially offset by slightly higher average assets under management. Compared to 4Q19, our gross margin was 31 basis points lower, mainly reflecting lower other revenues, partially offset by higher transaction-based revenues and slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gains on the sale of real estate.
> Refer to “Assets under management” for further information.
Our net margin was 59 basis points in 1Q20, an increase of six basis points compared to 1Q19, primarily reflecting higher net revenues, partially offset by higher total operating expenses and slightly higher average assets under management. Compared to 4Q19, our net margin was 32 basis points lower, primarily reflecting lower net revenues, partially offset by slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gains on the sale of real estate.
Assets under management
As of the end of 1Q20, assets under management of CHF 194.8 billion were CHF 22.8 billion lower compared to the end of 4Q19, mainly due to unfavorable market movements and net asset outflows. Net asset outflows of CHF 4.2 billion were primarily driven by a single outflow in the ultra-high-net-worth client segment.

Assets under management – Private Clients
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Assets under management	194.8	217.6	210.7	(10.5)	(7.5)
Average assets under management	210.7	216.8	207.2	(2.8)	1.7
Assets under management by currency (CHF billion)
USD	34.1	36.0	33.1	(5.3)	3.0
EUR	17.1	20.2	21.0	(15.3)	(18.6)
CHF	136.5	151.9	147.0	(10.1)	(7.1)
Other	7.1	9.5	9.6	(25.3)	(26.0)
Assets under management	194.8	217.6	210.7	(10.5)	(7.5)
Growth in assets under management (CHF billion)
Net new assets	(4.2)	(0.5)	3.3	–	–
Other effects	(18.6)	3.9	9.4	–	–
of which market movements	(17.2)	5.0	9.4	–	–
of which foreign exchange	(1.2)	(0.9)	0.4	–	–
of which other	(0.2)	(0.2)	(0.4)	–	–
Growth in assets under management	(22.8)	3.4	12.7	–	–
Growth in assets under management (annualized) (%)
Net new assets	(7.7)	(0.9)	6.7	–	–
Other effects	(34.2)	7.2	19.0	–	–
Growth in assets under management (annualized)	(41.9)	6.3	25.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(1.9)	1.7	1.7	–	–
Other effects	(5.6)	8.2	0.2	–	–
Growth in assets under management (rolling four-quarter average)	(7.5)	9.9	1.9	–	–
Corporate & Institutional Clients
Results details
In 1Q20, income before taxes of CHF 278 million was stable compared to 1Q19, with higher net revenues and lower total operating expenses, offset by higher provision for credit losses. Compared to 4Q19, income before taxes decreased 29%, reflecting higher provision for credit losses and lower net revenues, partially offset by lower total operating expenses.
Net revenues
Compared to 1Q19, net revenues of CHF 711 million increased 12%, driven by higher transaction-based revenues, the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues and higher recurring commissions and fees, partially offset by slightly lower net interest income. Transaction-based revenues of CHF 230 million increased 23%, mainly driven by higher revenues from ITS, higher revenues from our Swiss investment banking business as well as higher brokerage and product issuing fees, partially offset by lower fees from foreign exchange client business. Recurring commissions and fees of CHF 170 million increased 6%, mainly due to higher wealth structuring solution fees, higher fees from lending activities and higher security account and custody services fees, partially offset by lower banking services fees. Net interest income of CHF 297 million decreased slightly, with stable loan margins on slightly lower average loan volumes and lower treasury revenues, partially offset by higher deposit margins on lower average deposit volumes.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	711	763	637	(7)	12
Provision for credit losses	112	32	18	250	–
Compensation and benefits	205	207	209	(1)	(2)
General and administrative expenses	84	105	103	(20)	(18)
Commission expenses	32	28	30	14	7
Total other operating expenses	116	133	133	(13)	(13)
Total operating expenses	321	340	342	(6)	(6)
Income before taxes	278	391	277	(29)	0
Statement of operations metrics (%)
Cost/income ratio	45.1	44.6	53.7	–	–
Net revenue detail (CHF million)
Net interest income	297	300	307	(1)	(3)
Recurring commissions and fees	170	173	160	(2)	6
Transaction-based revenues	230	146	187	58	23
Other revenues	14	144	(17)	(90)	–
Net revenues	711	763	637	(7)	12
Number of relationship managers
Number of relationship managers	490	510	520	(4)	(6)
Compared to 4Q19, net revenues decreased 7%, mainly reflecting lower other revenues, partially offset by higher transaction-based revenues. 4Q19 included the SIX equity investment revaluation gain of CHF 157 million reflected in other revenues. Recurring commissions and fees decreased slightly, driven by lower banking services fees and lower wealth structuring solution fees. Net interest income was stable, with lower loan margins on stable average loan volumes and lower treasury revenues, offset by higher deposit margins on lower average deposit volumes. Transaction-based revenues increased 58%, mainly due to higher revenues from ITS.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 1Q20, Corporate & Institutional Clients recorded provision for credit losses of CHF 112 million compared to provision for credit losses of CHF 18 million in 1Q19 and CHF 32 million in 4Q19. Provision for credit losses in 1Q20 reflected the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macro-economic factors under the new CECL methodology.
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 321 million decreased 6%, driven by lower general and administrative expenses. General and administrative expenses of CHF 84 million decreased 18%, primarily reflecting lower allocated corporate function costs. Compensation and benefits of CHF 205 million decreased slightly, driven by lower social security expenses and lower discretionary compensation expenses, partially offset by higher pension expenses.
Compared to 4Q19, total operating expenses decreased 6%, driven by lower general and administrative expenses. General and administrative expenses decreased 20%, mainly reflecting lower allocated corporate function costs, lower occupancy expenses and lower professional services fees. Compensation and benefits were stable, with lower discretionary compensation expenses offset by higher allocated corporate function costs.
Assets under management
As of the end of 1Q20, assets under management of CHF 405.3 billion were CHF 31.1 billion lower compared to the end of 4Q19, mainly driven by unfavorable market movements, partially offset by net new assets. Net new assets of CHF 4.8 billion mainly reflected inflows from our pension business.

International Wealth Management
In 1Q20, we reported income before taxes of CHF 537 million and net revenues of CHF 1,502 million. Income before taxes increased slightly compared to 1Q19 and decreased 15% compared to 4Q19.
Results summary
1Q20 results
In 1Q20, income before taxes of CHF 537 million increased slightly compared to 1Q19. Net revenues of CHF 1,502 million were 6% higher, mainly driven by higher other revenues, partially offset by lower transaction- and performance-based revenues. Higher other revenues included a gain related to the completed transfer of the InvestLab fund platform of CHF 218 million reflected in Asset Management and Private Banking. This gain was partially offset by investment-related losses in 1Q20 compared to gains in 1Q19 in Asset Management. 1Q19 included a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment reflected in transaction- and performance-based revenues in Asset Management. Provision for credit losses was CHF 39 million compared to CHF 10 million 1Q19. Total operating expenses of CHF 926 million increased 5%, mainly driven by higher general and administrative expenses and slightly higher compensation and benefits.
Compared to 4Q19, income before taxes decreased 15%. Net revenues were 8% lower, driven by lower other revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher transaction- and performance-based revenues. Other revenues in 1Q20 included the gain related to the completed transfer of the InvestLab fund platform, while 4Q19 included the SIX equity investment revaluation gain of CHF 192 million and a gain on the sale of real estate of CHF 32 million. In addition, there were investment-related losses in 1Q20 compared to gains in 4Q19 in Asset Management. Provision for credit losses was CHF 39 million compared to CHF 16 million in 4Q19. Total operating expenses decreased 7%, mainly reflecting lower general and administrative expenses and slightly lower compensation and benefits.
As previously stated, the outlook of our business is uncertain due to the spread of COVID-19. While there have been some short-term benefits from higher market volatility and client trading reflected in our 1Q20 results, the negative effects from distressed equity markets, lower interest rates, the foreign exchange environment and potentially significant credit losses are likely to impact our results for future quarters. Potentially lower assets under management, lower performance fees, a shift towards lower risk asset classes and lower transaction volumes would likely continue to impact results in our Asset Management business. Lower market valuations in 2Q20 would result in additional investment-related losses in Asset Management.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 44.9 billion, an increase of CHF 1.2 billion compared to the end of 4Q19, primarily driven by methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to SA-CCR, and movements in risk levels, partially offset by a foreign exchange impact. Leverage exposure of CHF 101.5 billion was stable compared to the end of 4Q19.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,502	1,640	1,417	(8)	6
Provision for credit losses	39	16	10	144	290
Compensation and benefits	590	608	578	(3)	2
General and administrative expenses	277	324	252	(15)	10
Commission expenses	59	60	54	(2)	9
Total other operating expenses	336	384	306	(13)	10
Total operating expenses	926	992	884	(7)	5
Income before taxes	537	632	523	(15)	3
Statement of operations metrics (%)
Return on regulatory capital	33.9	40.1	35.4	–	–
Cost/income ratio	61.7	60.5	62.4	–	–
Number of employees (full-time equivalents)
Number of employees	10,270	10,490	10,400	(2)	(1)

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	1,061	1,194	1,019	(11)	4
Asset Management	441	446	398	(1)	11
Net revenues	1,502	1,640	1,417	(8)	6
Net revenue detail (CHF million)
Net interest income	369	389	370	(5)	0
Recurring commissions and fees	545	584	539	(7)	1
Transaction- and performance-based revenues	464	424	510	9	(9)
Other revenues	124	243	(2)	(49)	–
Net revenues	1,502	1,640	1,417	(8)	6
Balance sheet statistics (CHF million)
Total assets	93,262	93,059	93,968	0	(1)
Net loans	50,412	53,794	53,185	(6)	(5)
of which Private Banking	50,390	53,771	53,174	(6)	(5)
Risk-weighted assets	44,949	43,788	42,571	3	6
Leverage exposure	101,466	100,664	100,552	1	1
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	1,061	1,194	1,019	441	446	398	1,502	1,640	1,417
Real estate gains	0	(32)	0	0	0	0	0	(32)	0
Adjusted net revenues	1,061	1,162	1,019	441	446	398	1,502	1,608	1,417
Provision for credit losses	39	16	10	0	0	0	39	16	10
Total operating expenses	647	683	607	279	309	277	926	992	884
Major litigation provisions	0	3	27	0	0	0	0	3	27
Expenses related to real estate disposals	1	(7)	(8)	0	(2)	(2)	1	(9)	(10)
Adjusted total operating expenses	648	679	626	279	307	275	927	986	901
Income before taxes	375	495	402	162	137	121	537	632	523
Total adjustments	(1)	(28)	(19)	0	2	2	(1)	(26)	(17)
Adjusted income before taxes	374	467	383	162	139	123	536	606	506
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	33.8	38.4	34.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results details
In 1Q20, income before taxes of CHF 375 million decreased 7% compared to 1Q19, mainly reflecting higher total operating expenses and higher provision for credit losses, partially offset by higher net revenues. Compared to 4Q19, income before taxes decreased 24%, primarily driven by lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses.
Net revenues
Compared to 1Q19, net revenues of CHF 1,061 million increased 4%, mainly driven by higher transaction- and performance-based revenues and higher other revenues including a gain related to the completed transfer of the InvestLab fund platform of CHF 15 million. Transaction- and performance-based revenues of CHF 387 million increased 9%, mainly reflecting higher revenues from ITS and higher client activity, partially offset by lower structured product issuances from a very high level in 1Q19. Net interest income of CHF 369 million and recurring commissions and fees of CHF 294 million were stable.
Compared to 4Q19, net revenues decreased 11%, mainly driven by lower other revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher transaction- and performance-based revenues. 1Q20 included the gain related to the completed transfer of the InvestLab fund platform and 4Q19 included the SIX equity investment revaluation gain of CHF 192 million and the gain on the sale of real estate of CHF 32 million, all reflected in other revenues. Recurring commissions and fees decreased 9%, mainly reflecting lower fees from lending activities. Net interest income decreased 5%, mainly driven by stable loan margins on slightly lower average loan volumes and lower treasury revenues, partially offset by higher deposit margins on slightly higher average deposit volumes. Transaction- and performance-based revenues increased 52% mainly reflecting significantly higher revenues from ITS and higher client activity, partially offset by lower performance fees.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 1Q20, provision for credit losses was CHF 39 million, compared to CHF 10 million in 1Q19 and CHF 16 million in 4Q19. Provision for credit losses in 1Q20 included the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 647 million increased 7%, mainly reflecting higher general and administrative expenses and slightly higher compensation and benefits. General and administrative expenses of CHF 184 million increased 17%, mainly driven by higher litigation provisions, partially offset by lower allocated corporate function costs. 1Q19 included a release of litigation provisions. Compensation and benefits of CHF 425 million increased slightly, mainly driven by higher social security and pension expenses and higher allocated corporate function costs, partially offset by lower discretionary compensation expenses.

Results – Private Banking
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,061	1,194	1,019	(11)	4
Provision for credit losses	39	16	10	144	290
Compensation and benefits	425	429	413	(1)	3
General and administrative expenses	184	216	157	(15)	17
Commission expenses	38	38	37	0	3
Total other operating expenses	222	254	194	(13)	14
Total operating expenses	647	683	607	(5)	7
Income before taxes	375	495	402	(24)	(7)
Statement of operations metrics (%)
Cost/income ratio	61.0	57.2	59.6	–	–
Net revenue detail (CHF million)
Net interest income	369	389	370	(5)	0
Recurring commissions and fees	294	322	295	(9)	0
Transaction- and performance-based revenues	387	254	354	52	9
Other revenues	11	229	0	(95)	–
Net revenues	1,061	1,194	1,019	(11)	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	119	129	113	–	–
Net margin [2]	42	53	45	–	–
Number of relationship managers
Number of relationship managers	1,160	1,150	1,150	1	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q19, total operating expenses decreased 5%, mainly reflecting lower general and administrative expenses. General and administrative expenses decreased 15%, mainly reflecting lower allocated corporate function costs and lower litigation provisions. Compensation and benefits were stable with lower discretionary compensation expenses, offset by higher allocated corporate function costs and higher social security and pension expenses.
Margins
Our gross margin was 119 basis points in 1Q20, an increase of six basis points compared to 1Q19, mainly reflecting higher transaction- and performance-based revenues and higher other revenues on stable average assets under management. Compared to 4Q19, our gross margin was ten basis points lower, primarily driven by lower other revenues, partially offset by higher transaction- and performance-based revenues on slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gain on the sale of real estate.
> Refer to “Assets under management” for further information.
Our net margin was 42 basis points in 1Q20, a decrease of three basis points compared to 1Q19, mainly reflecting higher total operating expenses, partially offset by slightly higher net revenues on stable average assets under management. Our net margin was eleven basis points lower compared to 4Q19, mainly reflecting lower net revenues, partially offset by lower total operating expenses on slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gain on the sale of real estate.

Assets under management
As of the end of 1Q20, assets under management of CHF 327.7 billion were CHF 42.3 billion lower compared to the end of 4Q19, driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets. Net new assets of CHF 3.7 billion mainly reflected inflows from Europe and emerging markets.
Assets under management – Private Banking
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Assets under management	327.7	370.0	356.4	(11.4)	(8.1)
Average assets under management	358.1	370.6	360.0	(3.4)	(0.5)
Assets under management by currency (CHF billion)
USD	165.0	179.2	175.9	(7.9)	(6.2)
EUR	91.1	101.4	99.8	(10.2)	(8.7)
CHF	17.3	18.7	17.8	(7.5)	(2.8)
Other	54.3	70.7	62.9	(23.2)	(13.7)
Assets under management	327.7	370.0	356.4	(11.4)	(8.1)
Growth in assets under management (CHF billion)
Net new assets	3.7	0.6	1.3	–	–
Other effects	(46.0)	4.2	(2.4)	–	–
of which market movements	(32.1)	8.8	14.3	–	–
of which foreign exchange	(13.9)	(4.3)	2.3	–	–
of which other	0.0	(0.3)	(19.0)	–	–
Growth in assets under management	(42.3)	4.8	(1.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	0.7	1.5	–	–
Other effects	(49.7)	4.6	(2.7)	–	–
Growth in assets under management (annualized)	(45.7)	5.3	(1.2)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.8	3.1	2.7	–	–
Other effects	(11.9)	0.4	(6.3)	–	–
Growth in assets under management (rolling four-quarter average)	(8.1)	3.5	(3.6)	–	–

Asset Management
Results details
Income before taxes of CHF 162 million increased 34% compared to 1Q19, driven by higher net revenues. Compared to 4Q19, income before taxes increased 18%, driven by lower total operating expenses.
Net revenues
Compared to 1Q19, net revenues of CHF 441 million were 11% higher, reflecting significantly higher investment and partnership income, partially offset by lower performance and placement revenues. Investment and partnership income of CHF 207 million increased significantly, mainly driven by a gain related to the completed transfer of the InvestLab fund platform of CHF 203 million. 1Q19 included a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Investment-related losses in 1Q20 compared to gains in 1Q19 resulted in negative performance and placement revenues of CHF 35 million, a decrease of CHF 65 million. Management fees of CHF 269 million were stable. Revenues in 1Q20 included unrealized losses of CHF 101 million across performance and placement revenues and investment and partnership income relating to losses on seed money investments in our funds.
Compared to 4Q19, net revenues were stable, with lower performance and placement revenues and lower management fees offset by higher investment and partnership income. Performance and placement revenues decreased CHF 125 million, primarily driven by investment-related losses in 1Q20 compared to gains in 4Q19 and lower placement fees. Management fees decreased 4%, primarily reflecting lower average assets under management. Investment and partnership income increased significantly, primarily driven by the gain related to the completed transfer of the InvestLab fund platform, partially offset by lower revenues from a single manager hedge fund.
Results – Asset Management
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	441	446	398	(1)	11
Provision for credit losses	0	0	0	–	–
Compensation and benefits	165	179	165	(8)	0
General and administrative expenses	93	108	95	(14)	(2)
Commission expenses	21	22	17	(5)	24
Total other operating expenses	114	130	112	(12)	2
Total operating expenses	279	309	277	(10)	1
Income before taxes	162	137	121	18	34
Statement of operations metrics (%)
Cost/income ratio	63.3	69.3	69.6	–	–
Net revenue detail (CHF million)
Management fees	269	280	266	(4)	1
Performance and placement revenues	(35)	90	30	–	–
Investment and partnership income	207	76	102	172	103
Net revenues	441	446	398	(1)	11
of which recurring commissions and fees	251	262	244	(4)	3
of which transaction- and performance-based revenues	77	170	156	(55)	(51)
of which other revenues	113	14	(2)	–	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 1Q19, total operating expenses of CHF 279 million were stable, with higher commission expenses offset by slightly lower general and administrative expenses. General and administrative expenses of CHF 93 million decreased slightly, mainly reflecting lower allocated corporate function costs. Compensation and benefits of CHF 165 million were stable with lower discretionary compensation expenses offset by higher salary expenses.
Compared to 4Q19, total operating expenses decreased 10%, mainly reflecting lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 14%, mainly reflecting lower professional services fees. Compensation and benefits decreased 8% mainly due to lower discretionary compensation expenses.
Assets under management
As of the end of 1Q20, assets under management of CHF 409.6 billion were CHF 28.3 billion lower compared to the end of 4Q19, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets. Net new assets of CHF 0.1 billion mainly reflected inflows from traditional investments, partially offset by outflows from alternative investments and our emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	241.7	262.8	233.0	(8.0)	3.7
Alternative investments	125.6	130.6	126.8	(3.8)	(0.9)
Investments and partnerships	42.3	44.5	44.7	(4.9)	(5.4)
Assets under management	409.6	437.9	404.5	(6.5)	1.3
Average assets under management	432.5	433.3	398.0	(0.2)	8.7
Assets under management by currency (CHF billion)
USD	113.7	119.8	112.5	(5.1)	1.1
EUR	48.6	54.8	49.1	(11.3)	(1.0)
CHF	203.7	215.3	195.7	(5.4)	4.1
Other	43.6	48.0	47.2	(9.2)	(7.6)
Assets under management	409.6	437.9	404.5	(6.5)	1.3
Growth in assets under management (CHF billion)
Net new assets [1]	0.1	7.5	(0.5)	–	–
Other effects	(28.4)	4.4	16.3	–	–
of which market movements	(24.0)	8.5	14.5	–	–
of which foreign exchange	(4.4)	(3.7)	2.2	–	–
of which other	0.0	(0.4)	(0.4)	–	–
Growth in assets under management	(28.3)	11.9	15.8	–	–
Growth in assets under management (annualized) (%)
Net new assets	0.1	7.0	(0.5)	–	–
Other effects	(26.0)	4.2	16.8	–	–
Growth in assets under management	(25.9)	11.2	16.3	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.5	5.5	3.2	–	–
Other effects	(4.2)	7.2	0.2	–	–
Growth in assets under management (rolling four-quarter average)	1.3	12.7	3.4	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q20, we reported income before taxes of CHF 252 million and net revenues of CHF 1,025 million. Income before taxes was 38% higher compared to 1Q19 and 7% higher compared to 4Q19.
Results summary
1Q20 results
In 1Q20, income before taxes of CHF 252 million increased 38% compared to 1Q19. Net revenues of CHF 1,025 million increased 20%, mainly driven by significantly higher revenues in our Markets businesses across all major revenue categories and higher Private Banking revenues, partially offset by significantly lower revenues in our advisory, underwriting and financing business mainly due to unrealized mark-to-market losses on our fair valued lending portfolio. Provision for credit losses was CHF 97 million in 1Q20, primarily related to three single cases, compared to a provision of CHF 17 million in 1Q19. Total operating expenses of CHF 676 million increased slightly, mainly reflecting higher commission expenses and slightly higher compensation and benefits.
Compared to 4Q19, income before taxes increased 7%. Net revenues increased 9%, driven by significantly higher revenues in our Markets business across all major revenue categories and higher Private Banking revenues, partially offset by significantly lower revenues in our advisory, underwriting and financing business. Provision for credit losses was CHF 97 million compared to CHF 11 million in 4Q19. Total operating expenses decreased slightly, mainly due to slightly lower compensation and benefits.
The spread of COVID-19 and the resulting containment strategies implemented by governments around the world have caused disruption to global supply chains, and markets have entered a period of increased volatility. As a result, our operating environment has been significantly influenced by the global impact of the pandemic and by the reaction of investors and central banks. We expect this will continue to impact our results, potentially including a significant impact on credit losses and mark-to-market losses in our financing business as well as lower transaction volumes in both Private Banking and Markets.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 38.5 billion, an increase of CHF 1.8 billion compared to the end of 4Q19, mainly reflecting higher business usage in Markets, partially offset by lower lending in Wealth Management & Connected. Leverage exposure was CHF 110.2 billion, a decrease of CHF 5.2 billion compared to the end of 4Q19, mainly driven by lower business usage in Markets, lower lending activity in Wealth Management & Connected and a foreign exchange impact.
.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,025	937	854	9	20
Provision for credit losses	97	11	17	–	471
Compensation and benefits	398	410	388	(3)	3
General and administrative expenses	210	219	209	(4)	0
Commission expenses	68	62	57	10	19
Total other operating expenses	278	281	266	(1)	5
Total operating expenses	676	691	654	(2)	3
Income before taxes	252	235	183	7	38
Statement of operations metrics (%)
Return on regulatory capital	17.9	16.2	13.5	–	–
Cost/income ratio	66.0	73.7	76.6	–	–
Number of employees (full-time equivalents)
Number of employees	8,220	7,980	7,680	3	7

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	577	639	565	(10)	2
Markets	448	298	289	50	55
Net revenues	1,025	937	854	9	20
Balance sheet statistics (CHF million)
Total assets	102,109	107,660	105,868	(5)	(4)
Net loans	42,890	46,775	44,826	(8)	(4)
of which Private Banking	31,027	34,572	34,412	(10)	(10)
Risk-weighted assets	38,450	36,628	37,826	5	2
Leverage exposure	110,218	115,442	110,684	(5)	0
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	577	639	565	448	298	289	1,025	937	854
Provision for credit losses	96	14	17	1	(3)	0	97	11	17
Total operating expenses	396	404	378	280	287	276	676	691	654
Income before taxes	85	221	170	167	14	13	252	235	183
Total adjustments	0	0	0	0	0	0	0	0	0
Adjusted income before taxes	85	221	170	167	14	13	252	235	183
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.9	16.2	13.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
In 1Q20, income before taxes of CHF 85 million decreased 50% compared to 1Q19, mainly reflecting higher provision for credit losses. Compared to 4Q19, income before taxes decreased 62%, primarily reflecting higher provision for credit losses and lower net revenues.
Net revenues
Compared to 1Q19, net revenues of CHF 577 million increased slightly, due to higher Private Banking revenues, driven mainly by higher transaction-based revenues, higher net interest income and a gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues. This increase was largely offset by unrealized mark-to-market losses in our advisory, underwriting and financing business. Transaction-based revenues increased 67% to CHF 242 million, primarily reflecting higher client activity and higher corporate advisory fees related to integrated solutions. Net interest income increased 18% to CHF 173 million, mainly reflecting higher treasury revenues. Recurring commissions and fees decreased 7% to CHF 100 million, mainly reflecting lower wealth structuring solutions fees. Advisory, underwriting and financing revenues decreased 78% to CHF 36 million, primarily reflecting unrealized mark-to-market losses of CHF 160 million, net of hedges of CHF 41 million, on our fair valued lending portfolio as credit spreads widened.
Results - Wealth Management & Connected
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	577	639	565	(10)	2
Provision for credit losses	96	14	17	–	465
Compensation and benefits	260	266	256	(2)	2
General and administrative expenses	117	120	109	(3)	7
Commission expenses	19	18	13	6	46
Total other operating expenses	136	138	122	(1)	11
Total operating expenses	396	404	378	(2)	5
Income before taxes	85	221	170	(62)	(50)
of which Private Banking	258	144	131	79	97
Statement of operations metrics (%)
Cost/income ratio	68.6	63.2	66.9	–	–
Net revenue detail (CHF million)
Private Banking	541	428	398	26	36
of which net interest income	173	178	146	(3)	18
of which recurring commissions and fees	100	100	107	0	(7)
of which transaction-based revenues	242	148	145	64	67
of which other revenues	26	2	0	–	–
Advisory, underwriting and financing	36	211	167	(83)	(78)
Net revenues	577	639	565	(10)	2
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	101	78	76	–	–
Net margin [2]	48	26	25	–	–
Number of relationship managers
Number of relationship managers	620	600	600	3	3
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 4Q19, net revenues decreased 10%, mainly due to significantly lower advisory, underwriting and financing revenues, partially offset by higher transaction-based revenues and the gain related to the completed transfer of the InvestLab fund platform in 1Q20. Advisory, underwriting and financing revenues decreased 83%, primarily reflecting the unrealized mark-to-market losses on our fair valued lending portfolio and lower equity underwriting revenues. Net interest income decreased slightly, mainly reflecting lower loan margins on slightly lower average loan volumes. Recurring commissions and fees were stable, mainly reflecting higher banking services fees offset by lower investment product management fees. Transaction-based revenues increased 64%, primarily reflecting higher client activity and higher corporate advisory fees related to integrated solutions.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 1Q20, Wealth Management & Connected recorded a provision for credit losses of CHF 96 million, compared to a provision for credit losses of CHF 17 million in 1Q19 and CHF 14 million in 4Q19. The provision for credit losses in 1Q20 primarily related to three single cases, the largest of which related to a Chinese food and beverage company.
Total operating expenses
Total operating expenses of CHF 396 million increased 5% compared to 1Q19, reflecting higher general and administrative expenses, commission expenses and compensation and benefits. General and administrative expenses increased 7% to CHF 117 million, primarily due to higher allocated corporate function costs. Compensation and benefits increased slightly to CHF 260 million, mainly reflecting higher allocated corporate function costs, largely offset by lower discretionary compensation expenses.
Compared to 4Q19, total operating expenses decreased slightly, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits decreased slightly, primarily driven by lower discretionary compensation expenses, largely offset by higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards. General and administrative expenses decreased slightly, mainly due to lower travel and entertainment expenses.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 101 basis points in 1Q20, 25 basis points higher compared to 1Q19, mainly reflecting higher transaction-based revenues. Compared to 4Q19, our gross margin was 23 basis points higher, primarily due to higher transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 48 basis points in 1Q20, 23 basis points higher compared to 1Q19, mainly reflecting higher net revenues. Compared to 4Q19, our net margin was 22 basis points higher, mainly reflecting higher net revenues.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q20, assets under management of CHF 197.0 billion were CHF 23.0 billion lower compared to the end of 4Q19, mainly reflecting unfavorable market movements and unfavorable foreign exchange-related movements. Net new assets of CHF 3.0 billion primarily reflected inflows from South Asia and Japan, partially offset by outflows from Greater China.

Assets under management – Private Banking
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Assets under management	197.0	220.0	214.7	(10.5)	(8.2)
Average assets under management	213.8	219.3	209.3	(2.5)	2.2
Assets under management by currency (CHF billion)
USD	113.6	122.7	113.5	(7.4)	0.1
EUR	5.5	7.0	6.1	(21.4)	(9.8)
CHF	1.5	1.8	1.8	(16.7)	(16.7)
Other	76.4	88.5	93.3	(13.7)	(18.1)
Assets under management	197.0	220.0	214.7	(10.5)	(8.2)
Growth in assets under management (CHF billion)
Net new assets	3.0	0.7	3.8	–	–
Other effects	(26.0)	2.2	11.6	–	–
of which market movements	(20.8)	7.0	10.6	–	–
of which foreign exchange	(5.2)	(4.3)	2.3	–	–
of which other	0.0	(0.5)	(1.3)	–	–
Growth in assets under management	(23.0)	2.9	15.4	–	–
Growth in assets under management (annualized) (%)
Net new assets	5.5	1.3	7.6	–	–
Other effects	(47.3)	4.0	23.3	–	–
Growth in assets under management (annualized)	(41.8)	5.3	30.9	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.7	4.4	7.1	–	–
Other effects	(11.9)	6.0	1.8	–	–
Growth in assets under management (rolling four-quarter average)	(8.2)	10.4	8.9	–	–
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

Markets
Results details
Income before taxes of CHF 167 million increased significantly compared to 1Q19 and 4Q19, mainly driven by higher net revenues.
Net revenues
Compared to 1Q19, net revenues of CHF 448 million increased 55%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly to CHF 212 million, mainly due to higher revenues from structured products, gains from hedging activities, higher revenues from emerging market rates products and higher revenues from foreign exchange products, partially offset by lower revenues from credit products. Equity sales and trading revenues increased 19% to CHF 236 million, mainly due to higher revenues from prime services, partially offset by lower revenues from equity derivatives.
Compared to 4Q19, net revenues increased 50%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly, mainly driven by higher revenues from structured products and emerging market rates products, partially offset by lower revenues from credit products. Equity sales and trading revenues increased 6%, mainly due to higher revenues from prime services.
Results - Markets
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	448	298	289	50	55
Provision for credit losses	1	(3)	0	–	–
Compensation and benefits	138	144	132	(4)	5
General and administrative expenses	93	99	100	(6)	(7)
Commission expenses	49	44	44	11	11
Total other operating expenses	142	143	144	(1)	(1)
Total operating expenses	280	287	276	(2)	1
Income before taxes	167	14	13	–	–
Statement of operations metrics (%)
Cost/income ratio	62.5	96.3	95.5	–	–
Net revenue detail (CHF million)
Equity sales and trading	236	223	198	6	19
Fixed income sales and trading	212	75	91	183	133
Net revenues	448	298	289	50	55
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 280 million were stable, reflecting higher compensation and benefits and higher commission expenses, offset by lower general and administrative expenses. Compensation and benefits increased 5% to CHF 138 million, primarily reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, partially offset by lower allocated corporate function costs. General and administrative expenses decreased 7% to CHF 93 million, mainly due to lower allocated corporate function costs.
Compared to 4Q19, total operating expenses decreased slightly, reflecting lower compensation and benefits and lower general and administrative expenses, largely offset by higher commission expenses. Compensation and benefits decreased 4%, primarily driven by lower discretionary compensation expenses and lower allocated corporate function costs, partially offset by higher deferred compensation expenses from prior-year awards. General and administrative expenses decreased 6%, mainly due to lower allocated corporate function costs.

Global Markets
In 1Q20, we reported income before taxes of CHF 330 million and net revenues of CHF 1,630 million. We delivered positive operating leverage as 11% revenue growth and continued cost discipline year on year resulted in a 17% increase in income before taxes despite significant market movements.
Results summary
1Q20 results
In 1Q20, we reported income before taxes of CHF 330 million and net revenues of CHF 1,630 million. Net revenues increased 11% compared to a subdued 1Q19, primarily driven by increased fixed income and equity sales and trading activity due to high levels of volatility, widened credit spreads, record low interest rates and significant equity market price moves as the COVID-19 outbreak spread. This was partially offset by increased losses in other revenues, mainly driven by a loss from a single name counterparty. Provision for credit losses increased to CHF 150 million, compared to CHF 11 million in 1Q19, primarily driven by negative developments in our corporate lending portfolio which included increased drawdowns on loan commitments. Total operating expenses of CHF 1,150 million decreased 2%, primarily reflecting lower compensation and benefits.
Compared to 4Q19, net revenues increased 24%, driven by significantly higher fixed income and equity sales and trading revenues due to higher volatility as well as a seasonal increase in client activity, partially offset by the increased losses in other revenues. Total operating expenses decreased 7% compared to 4Q19, reflecting lower general and administrative expenses and compensation and benefits.
The operating environment in 1Q20 was characterized by heightened volatility due to the COVID-19 pandemic, which benefited trading activity, but negatively impacted our underwriting business. If current conditions persist, we expect our results to be adversely impacted by significantly muted client activity and a potentially significant impact on credit losses.
Capital and leverage metrics
As of the end of 1Q20, we reported risk-weighted assets of USD 71.7 billion, an increase of USD  13.1 billion compared to the end of 4Q19, reflecting the pro-cyclical effects of higher market volatility in the second half of the quarter as well as increased drawdowns in the corporate lending portfolio. Leverage exposure was USD 304.2 billion, an increase of USD 38.6 compared to the end of 4Q19, reflecting the COVID-19 related market dislocation, increased margin requirements, increased settlement fails and drawdowns in the corporate lending portfolio as well as reduced netting at the end of the quarter.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,630	1,312	1,472	24	11
Provision for credit losses	150	31	11	384	–
Compensation and benefits	600	621	636	(3)	(6)
General and administrative expenses	416	488	415	(15)	0
Commission expenses	134	124	128	8	5
Total other operating expenses	550	612	543	(10)	1
Total operating expenses	1,150	1,233	1,179	(7)	(2)
Income before taxes	330	48	282	–	17
Statement of operations metrics (%)
Return on regulatory capital	9.6	1.4	8.9	–	–
Cost/income ratio	70.6	94.0	80.1	–	–
Number of employees (full-time equivalents)
Number of employees	12,530	12,610	11,460	(1)	9

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	985	808	890	22	11
Equity sales and trading	653	385	540	70	21
Underwriting	168	176	141	(5)	19
Other [1]	(176)	(57)	(99)	209	78
Net revenues	1,630	1,312	1,472	24	11
Balance sheet statistics (CHF million)
Total assets	241,242	214,019	227,482	13	6
Risk-weighted assets	69,104	56,777	58,131	22	19
Risk-weighted assets (USD)	71,697	58,589	58,301	22	23
Leverage exposure	293,239	257,407	259,420	14	13
Leverage exposure (USD)	304,245	265,621	260,181	15	17
1
Other revenues include treasury funding costs, the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise, and changes in the carrying value of certain investments.

Reconciliation of adjusted results
	Global Markets
in	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	1,630	1,312	1,472
Real estate gains	0	(7)	0
Adjusted net revenues	1,630	1,305	1,472
Provision for credit losses	150	31	11
Total operating expenses	1,150	1,233	1,179
Expenses related to real estate disposals	2	(28)	(8)
Adjusted total operating expenses	1,152	1,205	1,171
Income before taxes	330	48	282
Total adjustments	(2)	21	8
Adjusted income before taxes	328	69	290
Adjusted return on regulatory capital (%)	9.6	2.1	9.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 1Q20, fixed income sales and trading revenues of CHF 985 million increased 11% compared to 1Q19, mainly reflecting increased macro and global credit products trading activity, driven by significantly higher trading volumes and client activity. During the quarter, market conditions were characterized by high levels of volatility, significant widening in US high yield credit spreads and record low interest rates. Macro products revenues increased significantly, driven by higher rates and foreign exchange trading activity. Global credit products revenues increased, primarily due to significantly higher investment grade trading activity across regions, partially offset by unrealized mark-to-market losses of CHF 142 million in leveraged finance. Emerging markets revenues decreased significantly, reflecting weak financing, trading and structured credit activity across regions compared to increased client activity in 1Q19. In addition, securitized products revenues decreased slightly, reflecting significantly lower non-agency trading, driven by significant spread widening, partially offset by higher agency trading revenues.
Compared to 4Q19, fixed income sales and trading revenues increased 22%, reflecting seasonally higher client activity and increased trading volumes. Macro products revenues increased significantly, reflecting higher rates and foreign exchange trading activity. Global credit products revenues increased, reflecting significantly higher investment grade trading activity, partially offset by the unrealized mark-to-market losses in leveraged finance. Emerging markets revenues decreased significantly, due to weak financing activity and reduced trading activity across regions. Securitized products revenues decreased, primarily due to significantly lower non-agency trading activity.
Equity sales and trading
In 1Q20, equity sales and trading revenues of CHF 653 million increased 21% compared to 1Q19, primarily reflecting higher revenues across all businesses due to a significant increase in trading volumes across regions. Equity derivatives revenues increased significantly, reflecting higher flow trading activity due to elevated volatility. Cash equities revenues increased, reflecting higher client trading activity across regions. Prime services revenues also increased, reflecting higher client financing revenues.
Compared to 4Q19, equity sales and trading revenues increased 70%, reflecting significantly higher trading volumes and a seasonal increase in client activity. Equity derivatives revenues increased significantly, reflecting higher flow and structured trading activity. Cash equities revenues increased, reflecting higher trading volumes and client activity across regions. In addition, prime services revenues increased, mainly driven by higher client financing revenues.
Underwriting
In 1Q20, underwriting revenues of CHF 168 million increased 19% compared to 1Q19, primarily due to higher debt underwriting revenues. This was partially offset by lower equity underwriting revenues, reflecting lower equity issuance activity, particularly in March due to high levels of volatility.
Compared to 4Q19, underwriting revenues decreased 5%, primarily due to reduced equity underwriting revenues reflecting lower industry wide equity issuance activity. This was partially offset by increased debt underwriting revenues.
Provision for credit losses
In 1Q20, we recorded provision for credit losses of CHF 150 million, compared to CHF 11 million in 1Q19 and CHF 31 million in 4Q19. The increase in provision for credit losses was primarily driven by negative developments in our corporate lending portfolio, largely relating to the energy sector, which included increased drawdowns on loan commitments as well as the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses
In 1Q20, total operating expenses of CHF 1,150 million decreased 2% compared to 1Q19, reflecting lower compensation and benefits. Compensation and benefits of CHF 600 million decreased 6%, reflecting lower discretionary compensation and deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 416 million were stable.
Compared to 4Q19, total operating expenses decreased 7%, reflecting lower general and administrative expenses and compensation and benefits. General and administrative expenses decreased 15%, primarily due to the expenses related to real estate disposals and the litigation provisions in 4Q19. Compensation and benefits decreased 3%, primarily reflecting lower discretionary compensation expenses.

Investment Banking & Capital Markets
In 1Q20, we reported a loss before taxes of CHF 378 million and net revenues of CHF 183 million. Net revenues decreased 49% compared to 1Q19, driven by market disruption in March, impacting primary markets and client activity.
Results summary
1Q20 results
In 1Q20, we reported a loss before taxes of CHF 378 million compared to a loss before taxes of CHF 93 million in 1Q19. Profitability was negatively impacted by a market disruption in March following the COVID-19 outbreak, resulting in a sharp decline in client activity, mark-to-market losses on underwriting commitments and higher provisions for credit losses in our corporate lending portfolio. Net revenues decreased 49%, driven by unrealized mark-to-market losses of CHF 142 million in our leveraged finance underwriting portfolio and net losses of CHF 49 million on hedges for our uncollateralized corporate derivatives exposure. Debt underwriting revenues decreased CHF 210 million compared to 1Q19, due to the lower leveraged finance revenues, reflecting unrealized mark-to-market losses on our underwriting commitments, and lower derivatives financing revenues, reflecting losses on hedges for our corporate derivatives exposures. Despite the challenging operating environment, equity underwriting revenues increased 5%, primarily driven by higher initial public offering (IPO) issuance activity. Revenues from advisory and other fees increased 9%, primarily driven by higher revenues from completed M&A transactions. Provision for credit losses increased to CHF 155 million, compared to CHF 8 million in 1Q19, primarily driven by negative developments in our corporate lending portfolio, which included increased drawdowns on loan commitments. Total operating expenses of CHF 406 million decreased 8%, driven by lower compensation and benefits and general and administrative expenses.
Compared to 4Q19, net revenues decreased 58%, driven by lower revenues from debt underwriting, advisory and other fees and equity underwriting. Debt underwriting decreased significantly, primarily due to lower leveraged finance revenues, reflecting the unrealized mark-to-market losses in our leveraged finance underwriting portfolio, and lower derivatives financing revenues, reflecting losses on hedges for corporate derivatives exposure. Revenues from advisory and other fees decreased 20%, primarily driven by lower revenues from completed M&A transactions. Equity underwriting decreased 15%, primarily driven by a decrease in IPO issuance activity, partially offset by higher revenues from follow-on activity. Total operating expenses decreased 10%, reflecting lower general and administrative expenses and compensation and benefits.
In early 2020, the spread of COVID-19 caused financial markets to experience increased volatility, accompanied by a decline in equity indices and an increase in corporate borrowing costs. If these conditions persist or worsen, they are likely to continue to result in lower investment banking client activity, adversely impacting our financial advisory and underwriting fees, together with our credit exposures.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	183	431	356	(58)	(49)
Provision for credit losses	155	39	8	297	–
Compensation and benefits	292	302	311	(3)	(6)
General and administrative expenses	110	145	127	(24)	(13)
Commission expenses	4	5	3	(20)	33
Total other operating expenses	114	150	130	(24)	(12)
Total operating expenses	406	452	441	(10)	(8)
Loss before taxes	(378)	(60)	(93)	–	306
Statement of operations metrics (%)
Return on regulatory capital	(43.4)	(6.6)	(10.6)	–	–
Cost/income ratio	221.9	104.9	123.9	–	–
Number of employees (full-time equivalents)
Number of employees	3,320	3,090	3,080	7	8

Capital and leverage metrics
As of the end of 1Q20, risk-weighted assets were USD 26.3 billion, an increase of USD 2.0 billion compared to the end of 4Q19. Leverage exposure was USD 45.1 billion, an increase of USD 1.1 billion compared to the end of 4Q19. The increase in both cases was primarily due to increases in borrowers’ drawdowns on revolving credit facilities.
Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	152	189	140	(20)	9
Debt underwriting	(24)	189	186	–	–
Equity underwriting	61	72	58	(15)	5
Other	(6)	(19)	(28)	(68)	(79)
Net revenues	183	431	356	(58)	(49)
Balance sheet statistics (CHF million)
Total assets	24,466	17,819	17,494	37	40
Risk-weighted assets	25,333	23,559	24,760	8	2
Risk-weighted assets (USD)	26,284	24,311	24,833	8	6
Leverage exposure	43,423	42,590	42,161	2	3
Leverage exposure (USD)	45,053	43,949	42,285	3	7
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	183	431	356
Provision for credit losses	155	39	8
Total operating expenses	406	452	441
Expenses related to real estate disposals	2	(18)	(7)
Adjusted total operating expenses	408	434	434
Income/(loss) before taxes	(378)	(60)	(93)
Total adjustments	(2)	18	7
Adjusted loss before taxes	(380)	(42)	(86)
Adjusted return on regulatory capital (%)	(43.7)	(4.6)	(9.9)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 1Q20, revenues from advisory and other fees of CHF 152 million increased 9% compared to 1Q19, driven by higher revenues from completed M&A transactions.
Compared to a strong 4Q19, revenues from advisory and other fees decreased 20%, reflecting lower revenues from completed M&A transactions.
Debt underwriting
In 1Q20, debt underwriting reported negative revenues of CHF 24 million compared to revenues of CHF 186 million in 1Q19, reflecting lower leveraged finance and derivatives financing revenues. Leveraged finance revenues decreased primarily driven by unrealized mark-to-market losses of CHF 142 million in our underwriting portfolio. Derivatives financing revenues decreased, driven by losses of CHF 71 million on hedges for our corporate derivatives exposure. In each case, the decrease was a result of a sharp increase in market volatility and credit spreads in March.
Compared to 4Q19, debt underwriting revenues decreased significantly, mainly due to the unrealized mark-to-market losses in our underwriting commitments and the losses on valuation adjustments in our corporate derivatives portfolio.
Equity underwriting
In 1Q20, equity underwriting revenues of CHF 61 million increased 5% compared to 1Q19, driven mainly by higher IPO issuance activity.
Compared to 4Q19, equity underwriting revenues decreased 15%, primarily driven by lower IPO issuance activity, partially offset by higher revenues from follow-on activity.
Provision for credit losses
In 1Q20, we recorded provision for credit losses of CHF 155 million, compared to CHF 8 million in 1Q19 and CHF 39 million in 4Q19. The increase in provision for credit losses was primarily driven by negative developments in our corporate lending portfolio, largely relating to the energy sector, which included increased drawdowns on loan commitments as well as the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses
In 1Q20, total operating expenses of CHF 406 million decreased 8% compared to 1Q19, driven by lower compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 292 million decreased 6%, mainly reflecting lower discretionary and deferred compensation expenses. General and administrative expenses of CHF 110 million decreased 13%, primarily reflecting the expenses related to real estate disposals in 1Q19.
Compared to 4Q19, total operating expenses decreased 10%, reflecting lower general and administrative expenses and compensation and benefits. General and administrative expenses decreased 24%, primarily reflecting the expenses related to real estate disposals in 4Q19. Compensation and benefits decreased 3%, mainly due to the severance expenses incurred in 4Q19 and lower salary expenses, partially offset by increased discretionary compensation expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Advisory and other fees	189	234	171	(19)	11
Debt underwriting	65	456	460	(86)	(86)
Equity underwriting	164	205	138	(20)	19
Global advisory and underwriting revenues	418	895	769	(53)	(46)

Corporate Center
In 1Q20, we reported a loss before taxes of CHF 129 million compared to losses of CHF 383 million in 1Q19 and CHF 527 million in 4Q19.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 1Q19. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(49)	91	(118)	–	(58)
Asset Resolution Unit	(57)	(43)	(35)	33	63
Other	33	74	62	(55)	(47)
Net revenues	(73)	122	(91)	–	(20)
Provision for credit losses	3	6	6	(50)	(50)
Compensation and benefits	(59)	167	130	–	–
General and administrative expenses	88	457	140	(81)	(37)
Commission expenses	24	19	16	26	50
Total other operating expenses	112	476	156	(76)	(28)
Total operating expenses	53	643	286	(92)	(81)
Income/(loss) before taxes	(129)	(527)	(383)	(76)	(66)
of which Asset Resolution Unit	(94)	(94)	(103)	0	(9)
Balance sheet statistics (CHF million)
Total assets	133,354	122,009	120,160	9	11
Risk-weighted assets	42,451	51,369	50,053	(17)	(15)
Leverage exposure	52,036	128,904	129,617	(60)	(60)

Results summary
1Q20 results
In 1Q20, we reported a loss before taxes of CHF 129 million compared to losses of CHF 383 million in 1Q19 and CHF 527 million in 4Q19. We reported negative net revenues of CHF 73 million in 1Q20, primarily driven by negative net revenues related to the Asset Resolution Unit and negative treasury results. Total operating expenses of CHF 53 million decreased CHF 233 million compared to 1Q19, primarily reflecting lower compensation and benefits and lower general and administrative expenses.
Compared to 4Q19, total operating expenses decreased CHF 590 million, primarily reflecting lower general and administrative expenses, primarily driven by litigation provisions incurred in 4Q19, mainly in connection with mortgage-related matters, and lower compensation and benefits.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 42.5 billion, a decrease of CHF 8.9 billion compared to the end of 4Q19, primarily reflecting movements in risk levels, mainly related to credit risk, and internal model and parameter updates, mainly related to operational risk. With respect to internal model and parameter updates, FINMA permitted us to update our advanced measurement approach for the measurement of operational risk RWA, primarily in respect of our residential mortgage-backed securities settlements. Furthermore, FINMA allowed us to reduce RWA to remove the excessive pro-cyclical behavior of the exposure modelling approach for derivatives, which contributed to movements in risk levels. Leverage exposure was CHF 52.0 billion as of the end of 1Q20, a decrease of CHF 76.9 billion compared to the end of 4Q19, primarily reflecting the temporary exclusion of central bank reserves of CHF 88 billion from leverage ratio calculations, as announced by FINMA in response to the COVID-19 pandemic, after adjusting for planned dividend payments in 2Q20 and 4Q20.
Results details
Net revenues
In 1Q20, we reported negative net revenues of CHF 73 million compared to CHF 91 million in 1Q19 and net revenues of CHF 122 million in 4Q19.
Negative treasury results of CHF 49 million in 1Q20 reflected losses of CHF 279 million with respect to structured notes volatility, primarily relating to own credit spread movements, mainly in March, amid continued market volatility surrounding COVID-19 and central bank stimulus announcements, and negative revenues of CHF 28 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 179 million on fair-valued money market instruments and gains of CHF 94 million relating to fair value option volatility on own debt. In 1Q19, negative treasury results of CHF 118 million mainly reflected losses of CHF 84 million with respect to structured notes volatility, negative revenues of CHF 69 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 15 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 30 million relating to fair value option volatility on own debt and gains of CHF 20 million relating to hedging volatility. In 4Q19, positive treasury results of CHF 91 million reflected gains of CHF 53 million relating to hedging volatility, gains of CHF 44 million relating to fair value option volatility on own debt, gains of CHF 21 million on fair-valued money market instruments and gains of CHF 13 million with respect to structured notes volatility. These gains were partially offset by negative revenues of CHF 40 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported negative net revenues of CHF 57 million in 1Q20 compared to CHF 35 million in 1Q19 and CHF 43 million in 4Q19. Compared to 1Q19 and 4Q19, the movement was driven by lower revenues from portfolio assets in 1Q20, partially offset by lower asset funding costs.
In 1Q20, other revenues of CHF 33 million decreased CHF 29 million compared to 1Q19, mainly reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of losses from trading in own shares compared to gains in 1Q19. Compared to 4Q19, other revenues decreased CHF 41 million, mainly reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of losses from trading in own shares compared to gains in 4Q19.
Provision for credit losses
In 1Q20, we recorded provision for credit losses of CHF 3 million compared to CHF 6 million in 1Q19 and CHF 6 million in 4Q19. The provision for credit losses in 1Q19 and 4Q19 were primarily related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 53 million decreased CHF 233 million compared to 1Q19, mainly reflecting decreases in compensation and benefits and general and administrative expenses. Compensation and benefits decreased CHF 189 million, primarily reflecting lower deferred compensation expenses from prior-year awards, lower expenses for long-dated legacy deferred compensation and retirement programs and decreased discretionary compensation expenses. General and administrative expenses decreased CHF 52 million, primarily reflecting lower expenses related to the legacy litigation provisions, lower general and administrative expenses related to the Asset Resolution Unit and reduced expenses relating to the continuing evolution of our legal entity structure.

Compared to 4Q19, total operating expenses decreased CHF 590 million, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses decreased CHF 369 million, primarily driven by litigation provisions incurred in 4Q19, mainly in connection with mortgage-related matters. Compensation and benefits decreased CHF 226 million, primarily reflecting lower deferred compensation expenses from prior-year awards, lower expenses for long-dated legacy deferred compensation and retirement programs and decreased discretionary compensation expenses.
Expense allocation to divisions
	in			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	595	778	772	(24)	(23)
General and administrative expenses	500	947	621	(47)	(19)
Commission expenses	24	19	16	26	50
Total other operating expenses	524	966	637	(46)	(18)
Total operating expenses before allocation to divisions	1,119	1,744	1,409	(36)	(21)
Net allocation to divisions	1,066	1,101	1,123	(3)	(5)
of which Swiss Universal Bank	244	236	254	3	(4)
of which International Wealth Management	205	206	213	0	(4)
of which Asia Pacific	183	174	184	5	(1)
of which Global Markets	364	388	381	(6)	(4)
of which Investment Banking & Capital Markets	70	97	91	(28)	(23)
Total operating expenses	53	643	286	(92)	(81)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	(10)	7	21	–	–
Asset funding costs	(47)	(50)	(56)	(6)	(16)
Net revenues	(57)	(43)	(35)	33	63
Provision for credit losses	0	4	6	(100)	(100)
Compensation and benefits	24	28	34	(14)	(29)
General and administrative expenses	12	18	26	(33)	(54)
Commission expenses	1	1	2	0	(50)
Total other operating expenses	13	19	28	(32)	(54)
Total operating expenses	37	47	62	(21)	(40)
Income/(loss) before taxes	(94)	(94)	(103)	0	(9)
Balance sheet statistics (CHF million)
Total assets	19,009	17,357	20,880	10	(9)
Risk-weighted assets (USD) [1]	8,826	10,453	11,691	(16)	(25)
Leverage exposure (USD)	26,608	25,557	29,336	4	(9)
1 Risk-weighted assets excluding operational risk were USD 7,154 million, USD 8,745 million and USD 6,564 million as of the end of 1Q20, 4Q19 and 1Q19, respectively.

Assets under management
As of the end of 1Q20, assets under management were CHF 1,370.5 billion, 9.1% lower compared to the end of 4Q19 with net new assets of CHF 5.8 billion in 1Q20.
Assets under management and net new assets
	end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	194.8	217.6	210.7	(10.5)	(7.5)
Swiss Universal Bank - Corporate & Institutional Clients	405.3	436.4	395.9	(7.1)	2.4
International Wealth Management - Private Banking	327.7	370.0	356.4	(11.4)	(8.1)
International Wealth Management - Asset Management	409.6	437.9	404.5	(6.5)	1.3
Asia Pacific - Private Banking	197.0	220.0	214.7	(10.5)	(8.2)
Assets managed across businesses [1]	(163.9)	(174.7)	(155.2)	(6.2)	5.6
Assets under management	1,370.5	1,507.2	1,427.0	(9.1)	(4.0)
of which discretionary assets	450.1	489.7	461.1	(8.1)	(2.4)
of which advisory assets	920.4	1,017.5	965.9	(9.5)	(4.7)
in	1Q20	4Q19	1Q19
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	(4.2)	(0.5)	3.3
Swiss Universal Bank – Corporate & Institutional Clients	4.8	2.5	27.6
International Wealth Managment – Private Banking	3.7	0.6	1.3
International Wealth Managment – Asset Management [2]	0.1	7.5	(0.5)
Asia Pacific – Private Banking	3.0	0.7	3.8
Assets managed across businesses [1]	(1.6)	(0.9)	(0.9)
Net new assets	5.8	9.9	34.6
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
1Q20 results
As of the end of 1Q20, assets under management of CHF 1,370.5 billion decreased CHF 136.7 billion compared to the end of 4Q19. The decrease was driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 5.8 billion.
Net new assets of CHF 5.8 billion in 1Q20 mainly reflected inflows across the following businesses. Net new assets of CHF 4.8 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 3.7 billion in the Private Banking business of International Wealth Management mainly reflected inflows from Europe and emerging markets. Net new assets of CHF 3.0 billion in the Private Banking business of Asia Pacific primarily reflected inflows from South Asia and Japan, partially offset by outflows from Greater China. These inflows were partially offset by net asset outflows of CHF 4.2 billion in the Private Clients business of Swiss Universal Bank, primarily driven by a single outflow in the ultra-high-net-worth client segment.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.

Additional financial metrics
Balance sheet
As of the end of 1Q20, total assets of CHF 832.2 billion increased 6% compared to 4Q19, reflecting higher client and operating activities, including a significant increase in brokerage receivables, partially offset by a negative foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 49.3 billion.
Litigation
The Group recorded net litigation provisions of CHF 66 million in 1Q20. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.3 billion as of the end of 1Q20.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 48.7 billion as of the end of 1Q20 compared to CHF 43.6 billion as of the end of 4Q19. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk, net income attributable to shareholders and an increase in the share-based compensation obligation, partially offset by the foreign exchange-related movements on cumulative translation adjustments and the repurchase of shares under the share buyback program. In 1Q20, we repurchased 28.5 million ordinary shares for a total of CHF 325 million under the 2020 share buyback program.
Liquidity coverage ratio
Our average liquidity coverage ratio was 182% as of the end of 1Q20 compared to 198% as of the end of 4Q19. The decrease reflects the economic disruptions associated with the COVID-19 outbreak that have led to increased requirements to post initial and variation margin to financial market utilities and trading counterparties with whom we operate. The ratio also reflects increased drawdowns of credit facilities extended to our corporate clients and an increase in business liquidity usage, partially offset by actions taken in 1Q20 to bolster our liquidity and funding position, including long-term funding issuances, increased client deposits and reductions of net cash outflows.
Capital metrics
The CET1 ratio was 12.1% as of the end of 1Q20 compared to 12.7% as of the end of 4Q19. Credit Suisse’s tier 1 ratio was 16.9% as of the end of 1Q20 compared to 17.1% as of the end of 4Q19. The total capital ratio was 17.9% as of the end of 1Q20 compared to 18.2% as of the end of 4Q19.
CET1 capital was CHF 36.3 billion as of the end of 1Q20, stable compared to the end of 4Q19, mainly reflecting net income attributable to shareholders, offset by the reversal of goodwill and intangible assets, a negative foreign exchange impact and the repurchase of shares under the share buyback program. Total eligible capital was CHF 53.8 billion as of the end of 1Q20, an increase compared to CHF 52.7 billion as of the end of 4Q19, reflecting higher additional tier 1 capital.
RWA increased 3% to CHF 300.6 billion as of the end of 1Q20 compared to CHF 290.5 billion as of the end of 4Q19. Increases in RWA were mainly related to movements in risk levels, primarily in Global Markets, and methodology and policy changes. These increases were partially offset by internal model and parameter updates, primarily related to operational risk, and foreign exchange movements. The movement in methodology and policy changes reflected the CHF 3.0 billion phase-in of certain Basel III revisions for credit risk, primarily related to SA-CCR.
Leverage metrics
The BIS tier 1 leverage ratio was 5.8% as of the end of 1Q20, with a BIS CET1 component of 4.2%.
The leverage exposure was CHF 869.7 billion as of the end of 1Q20, compared to CHF 910.0 billion as of the end of 4Q19. The decrease in leverage exposure mainly reflects the temporary exclusion of central bank reserves from leverage ratio calculations as permitted by FINMA, partially offset by an increase due to market volatility and business growth. For 1Q20, the leverage exposure excludes CHF 88 billion of cash held at central banks, after adjusting for planned dividend payments in 2Q20 and 4Q20.
BIS capital and leverage metrics
end of	1Q20	4Q19
Capital metrics
Risk-weighted assets (CHF billion)	300.6	290.5
CET1 ratio (%)	12.1	12.7
Tier 1 ratio (%)	16.9	17.1
Total capital ratio (%)	17.9	18.2
Leverage metrics
Leverage exposure (CHF billion)	869.7	910.0
CET1 leverage ratio (%)	4.2	4.0
Tier 1 leverage ratio (%)	5.8	5.5
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 1Q20 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
References to phase-in and look-through included herein refer to Basel III requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratios. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s 1Q20 Financial Report that is scheduled to be released on May 7, 2020). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Results by business activity
	1Q20								4Q19	1Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	798	1,061	541		–	–	–	2,400	2,607	2,159
of which net interest income	441	369	173		–	–	–	983	1,007	928
of which recurring	204	294	100		–	–	–	598	634	601
of which transaction-based	155	387	242		–	–	–	784	483	600
Provision for credit losses	12	39	2		–	–	–	53	29	21
Total operating expenses	475	647	281		–	–	–	1,403	1,444	1,332
Income before taxes	311	375	258		–	–	–	944	1,134	806
Related to corporate & institutional banking (CHF million)
Net revenues	711	–	–		–	–	–	711	763	637
of which net interest income	297	–	–		–	–	–	297	300	307
of which recurring	170	–	–		–	–	–	170	173	160
of which transaction-based	230	–	–		–	–	–	230	146	187
Provision for credit losses	112	–	–		–	–	–	112	32	18
Total operating expenses	321	–	–		–	–	–	321	340	342
Income before taxes	278	–	–		–	–	–	278	391	277
Related to investment banking (CHF million)
Net revenues	–	–	484		1,630	183	–	2,297	2,252	2,284
of which fixed income sales and trading	–	–	212		985	–	–	1,197	883	981
of which equity sales and trading	–	–	236		653	–	–	889	608	738
of which underwriting and advisory	–	–	36	[1]	168	189	–	393	837	692
Provision for credit losses	–	–	95		150	155	–	400	79	36
Total operating expenses	–	–	395		1,150	406	–	1,951	2,094	2,007
Income/(loss) before taxes	–	–	(6)		330	(378)	–	(54)	79	241
Related to asset management (CHF million)
Net revenues	–	441	–		–	–	–	441	446	398
Total operating expenses	–	279	–		–	–	–	279	309	277
Income before taxes	–	162	–		–	–	–	162	137	121
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(73)	(73)	122	(91)
Provision for credit losses	–	–	–		–	–	3	3	6	6
Total operating expenses	–	–	–		–	–	53	53	643	286
Income/(loss) before taxes	–	–	–		–	–	(129)	(129)	(527)	(383)
Total (CHF million)
Net revenues	1,509	1,502	1,025		1,630	183	(73)	5,776	6,190	5,387
Provision for credit losses	124	39	97		150	155	3	568	146	81
Total operating expenses	796	926	676		1,150	406	53	4,007	4,830	4,244
Income/(loss) before taxes	589	537	252		330	(378)	(129)	1,201	1,214	1,062
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

BIS capital metrics – Group
			% change
end of	1Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,332	36,774	(1)
Tier 1 capital	50,825	49,791	2
Total eligible capital	53,762	52,725	2
Risk-weighted assets	300,580	290,463	3
Capital ratios (%)
CET1 ratio	12.1	12.7	–
Tier 1 ratio	16.9	17.1	–
Total capital ratio [1]	17.9	18.2	–
Eligible capital – Group
			% change
end of	1Q20	4Q19	QoQ
Eligible capital (CHF million)
Total shareholders' equity	48,675	43,644	12
Adjustments
Regulatory adjustments [2]	(363)	(247)	47
Goodwill [3]	(5,149)	(4,848)	6
Other intangible assets [3]	(330)	(38)	–
Deferred tax assets that rely on future profitability	(1,549)	(1,465)	6
Shortfall of provisions to expected losses	(172)	(458)	(62)
(Gains)/losses due to changes in own credit on fair-valued liabilities [4]	(1,668)	2,911	–
Defined benefit pension assets [3]	(2,311)	(2,263)	2
Investments in own shares	(544)	(426)	28
Other adjustments [5]	(257)	(36)	–
Total adjustments	(12,343)	(6,870)	80
CET1 capital	36,332	36,774	(1)
High-trigger capital instruments (7% trigger)	9,598	8,310	15
Low-trigger capital instruments (5.125% trigger)	4,895	4,707	4
Additional tier 1 capital	14,493	13,017	11
Tier 1 capital	50,825	49,791	2
Tier 2 low-trigger capital instruments (5% trigger)	2,937	2,934	0
Tier 2 capital [1]	2,937	2,934	0
Total eligible capital [1]	53,762	52,725	2
1
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 1Q20 and 4Q19, total eligible capital was CHF 54,064 million and CHF 53,038 million, including CHF 301 million and CHF 313 million of such instruments, and the total capital ratio was 18.0% and 18.3%, respectively.

2 Includes certain adjustments, such as an cumulative dividend accrual.
3 Net of deferred tax liability.
4 Since 1Q20, net of tax. Prior period has not been restated.
5 Includes cash flow hedge reserve.

Capital movement – Group
1Q20
CET1 capital (CHF million)
Balance at beginning of period	36,774
Net income attributable to shareholders	1,314
Foreign exchange impact [1]	(496)
Reversal of goodwill and intangible assets	(618)
Repurchase of shares under the share buyback program	(325)
Regulatory adjustments of own credit on fair-valued financial liabilities	(260)
Other [2]	(57)
Balance at end of period	36,332
Additional tier 1 capital (CHF million)
Balance at beginning of period	13,017
Foreign exchange impact	(95)
Issuances	988
Other [3]	583
Balance at end of period	14,493
Tier 2 capital (CHF million)
Balance at beginning of period	2,934
Foreign exchange impact	(45)
Other	48
Balance at end of period	2,937
Eligible capital (CHF million)
Balance at end of period	53,762
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes the impact of a dividend accrual and the net effect of share-based compensation and pensions.
3 Primarily reflects valuation impacts.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Group
1Q20 (CHF million)
Credit risk	68,405	30,808	26,719	48,592	21,434	23,283	219,241
Market risk	1,119	1,620	4,743	8,383	106	2,353	18,324
Operational risk	10,769	12,521	6,988	12,129	3,793	16,815	63,015
Risk-weighted assets	80,293	44,949	38,450	69,104	25,333	42,451	300,580
4Q19 (CHF million)
Credit risk	66,307	29,441	26,436	36,806	19,565	28,398	206,953
Market risk	977	1,490	3,010	7,480	97	2,138	15,192
Operational risk	11,058	12,857	7,182	12,491	3,897	20,833	68,318
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	51,369	290,463

Risk-weighted asset movement by risk type – Group
1Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	66,307	29,441	26,436	36,806	19,565	28,398	206,953
Foreign exchange impact	(214)	(496)	(629)	(703)	(250)	(296)	(2,588)
Movements in risk levels	1,760	215	379	11,823	1,944	(5,310)	10,811
Model and parameter updates – internal [1]	159	166	294	131	76	198	1,024
Model and parameter updates – external [2]	0	0	2	51	0	44	97
Methodology and policy changes [3]	393	1,482	237	484	99	249	2,944
Balance at end of period	68,405	30,808	26,719	48,592	21,434	23,283	219,241
Market risk (CHF million)
Balance at beginning of period	977	1,490	3,010	7,480	97	2,138	15,192
Foreign exchange impact	(5)	(8)	(17)	(45)	(1)	(11)	(87)
Movements in risk levels	150	190	1,907	502	9	(15)	2,743
Model and parameter updates – internal [1]	(3)	(52)	(157)	446	1	241	476
Balance at end of period	1,119	1,620	4,743	8,383	106	2,353	18,324
Operational risk (CHF million)
Balance at beginning of period	11,058	12,857	7,182	12,491	3,897	20,833	68,318
Foreign exchange impact	(59)	(69)	(39)	(67)	(21)	(112)	(367)
Model and parameter updates – internal [1]	(230)	(267)	(155)	(295)	(83)	(3,906)	(4,936)
Balance at end of period	10,769	12,521	6,988	12,129	3,793	16,815	63,015
Total (CHF million)
Balance at beginning of period	78,342	43,788	36,628	56,777	23,559	51,369	290,463
Foreign exchange impact	(278)	(573)	(685)	(815)	(272)	(419)	(3,042)
Movements in risk levels	1,910	405	2,286	12,325	1,953	(5,325)	13,554
Model and parameter updates – internal [1]	(74)	(153)	(18)	282	(6)	(3,467)	(3,436)
Model and parameter updates – external [2]	0	0	2	51	0	44	97
Methodology and policy changes [3]	393	1,482	237	484	99	249	2,944
Balance at end of period	80,293	44,949	38,450	69,104	25,333	42,451	300,580
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
3 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.
BIS leverage metrics – Group
			% change
end of	1Q20	4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,332	36,774	(1)
Tier 1 capital	50,825	49,791	2
Leverage exposure	869,706	909,994	(4)
Leverage ratios (%)
CET1 leverage ratio	4.2	4.0	–
Tier 1 leverage ratio	5.8	5.5	–
1 1Q20, the leverage exposure excludes CHF 88 billion of cash held at central banks, after adjusting for planned dividend payments in 2Q20 and 4Q20.

Swiss capital metrics – Group
			% change
end of	1Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,305	36,740	(1)
Going concern capital	50,798	49,757	2
Gone concern capital	42,107	41,138	2
Total loss-absorbing capacity (TLAC)	92,905	90,895	2
Swiss risk-weighted assets	301,200	291,282	3
Swiss capital ratios (%)
Swiss CET1 ratio	12.1	12.6	–
Going concern capital ratio	16.9	17.1	–
Gone concern capital ratio	14.0	14.1	–
TLAC ratio	30.8	31.2	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
Swiss capital and risk-weighted assets – Group
			% change
end of	1Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,332	36,774	(1)
Swiss regulatory adjustments [1]	(27)	(34)	(21)
Swiss CET1 capital	36,305	36,740	(1)
Additional tier 1 high-trigger capital instruments	9,598	8,310	15
Grandfathered capital instruments	4,895	4,707	4
of which additional tier 1 low-trigger capital instruments	4,895	4,707	4
Swiss additional tier 1 capital	14,493	13,017	11
Going concern capital	50,798	49,757	2
Bail-in debt instruments	38,106	37,172	3
Tier 2 amortization component	1,064	1,032	3
Tier 2 low-trigger capital instruments	2,937	2,934	–
Gone concern capital	42,107	41,138	2
Total loss-absorbing capacity	92,905	90,895	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	300,580	290,463	3
Swiss regulatory adjustments [2]	620	819	(24)
Swiss risk-weighted assets	301,200	291,282	3
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
			% change
end of	1Q20	4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,305	36,740	(1)
Going concern capital	50,798	49,757	2
Gone concern capital	42,107	41,138	2
Total loss-absorbing capacity	92,905	90,895	2
Leverage exposure	869,706	909,994	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2	4.0	–
Going concern leverage ratio	5.8	5.5	–
Gone concern leverage ratio	4.8	4.5	–
TLAC leverage ratio	10.7	10.0	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
Risk management VaR (CHF million)
1Q20
Average	20	33	4	1	13	(36)		35
Minimum	13	21	3	1	8	–	[2]	22
Maximum	35	114	7	2	31	–	[2]	109
End of period	26	113	4	2	19	(64)		100
4Q19
Average	22	27	5	2	8	(37)		27
Minimum	14	21	2	1	7	–	[2]	22
Maximum	34	34	9	3	11	–	[2]	32
End of period	19	22	3	1	9	(29)		25
Risk management VaR (USD million)
1Q20
Average	21	34	4	1	13	(37)		36
Minimum	13	21	3	1	8	–	[2]	23
Maximum	35	119	7	2	32	–	[2]	113
End of period	27	118	4	2	20	(68)		103
4Q19
Average	22	27	5	2	9	(38)		27
Minimum	14	22	2	1	7	–	[2]	23
Maximum	34	34	9	3	11	–	[2]	33
End of period	19	23	3	1	9	(29)		26
Excludes risks associated with counterparty and own credit exposures.
1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	1Q20	4Q19	1Q19
Consolidated statements of operations (CHF million)
Interest and dividend income	4,295	4,384	4,818
Interest expense	(2,761)	(2,682)	(3,286)
Net interest income	1,534	1,702	1,532
Commissions and fees	2,927	2,865	2,612
Trading revenues	927	568	840
Other revenues	388	1,055	403
Net revenues	5,776	6,190	5,387
Provision for credit losses	568	146	81
Compensation and benefits	2,316	2,590	2,518
General and administrative expenses	1,346	1,916	1,413
Commission expenses	345	324	313
Total other operating expenses	1,691	2,240	1,726
Total operating expenses	4,007	4,830	4,244
Income before taxes	1,201	1,214	1,062
Income tax expense/(benefit)	(110)	361	313
Net income	1,311	853	749
Net income/(loss) attributable to noncontrolling interests	(3)	1	0
Net income attributable to shareholders	1,314	852	749
Earnings/(loss) per share (CHF)
Basic earnings per share	0.53	0.34	0.29
Diluted earnings per share	0.52	0.33	0.29

Consolidated balance sheets
end of	1Q20	4Q19
Assets (CHF million)
Cash and due from banks	119,172	101,879
Interest-bearing deposits with banks	912	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,876	106,997
Securities received as collateral, at fair value	28,655	40,219
Trading assets, at fair value	150,798	153,797
Investment securities	1,164	1,006
Other investments	5,858	5,666
Net loans	302,674	296,779
Goodwill	4,604	4,663
Other intangible assets	279	291
Brokerage receivables	62,893	35,648
Other assets	47,281	39,609
Total assets	832,166	787,295
Liabilities and equity (CHF million)
Due to banks	25,394	16,744
Customer deposits	389,905	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	45,451	27,533
Obligation to return securities received as collateral, at fair value	28,655	40,219
Trading liabilities, at fair value	44,877	38,186
Short-term borrowings	27,929	28,385
Long-term debt	144,923	152,005
Brokerage payables	44,171	25,683
Other liabilities	32,088	31,043
Total liabilities	783,393	743,581
Common shares	102	102
Additional paid-in capital	34,891	34,661
Retained earnings	31,816	30,634
Treasury shares, at cost	(1,882)	(1,484)
Accumulated other comprehensive income/(loss)	(16,252)	(20,269)
Total shareholders' equity	48,675	43,644
Noncontrolling interests	98	70
Total equity	48,773	43,714

Total liabilities and equity	832,166	787,295

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q20 (CHF million)
Balance at beginning of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	2	2
Net income/(loss)	–	–	1,314	–	–	1,314	(3)	1,311
Cumulative effect of accounting changes, net of tax	–	–	(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–	4,017	4,017	(1)	4,016
Sale of treasury shares	–	(36)	–	2,527	–	2,491	–	2,491
Repurchase of treasury shares	–	–	–	(2,966)	–	(2,966)	–	(2,966)
Share-based compensation, net of tax	–	251	–	41	–	292	–	292
Changes in scope of consolidation, net	–	–	–	–	–	–	34	34
Other	–	15	–	–	–	15	–	15
Balance at end of period	102	34,891	31,816	(1,882)	(16,252)	48,675	98	48,773
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
Earnings per share
in	1Q20	4Q19	1Q19
Net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	1,314	852	749
Net income attributable to shareholders for diluted earnings per share	1,314	852	749
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,465.9	2,472.8	2,573.1
Dilutive share options and warrants	1.6	1.5	3.4
Dilutive share awards	60.1	84.7	45.3
For diluted earnings per share available for common shares [1]	2,527.6	2,559.0	2,621.8
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.53	0.34	0.29
Diluted earnings per share available for common shares	0.52	0.33	0.29
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 4.2 million, 9.0 million and 6.7 million for 1Q20, 4Q19 and 1Q19, respectively.

Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratios. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 outbreak, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019.